As filed with the U.S. Securities and Exchange Commission on February 22, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150-6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares	9,240,000	N/A	U.S.$192,720,000	U.S.$19,406.90

(1)	Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.H of Form F-80. The registration fee has been calculated upon the basis of the market value of the common shares of Canadian Oil Sands Limited estimated to be held by United States holders, or U.S.$192,720,000. Such market value is calculated as the product of (i) the maximum number of common shares of Canadian Oil Sands Limited believed by Suncor to be held of record by United States holders as of February 11, 2016, or 33,000,000 common shares of Canadian Oil Sands Limited, and (ii) U.S.$5.84, which is the average of the high and low prices for common shares of Canadian Oil Sands Limited reported on the Toronto Stock Exchange for February 11, 2016 (Cdn.$8.13), converted into U.S. dollars at the noon rate of exchange reported by the Bank of Canada on February 11, 2016 (Cdn.$1.00 = U.S.$0.7179), rounded up to the nearest cent.

(2)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), at a rate equal to U.S.$100.70 per $1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Special Meeting and Management Proxy Circular for the Special Meeting of Shareholders, dated February 19, 2016 (the “Circular”).

2.	Informational Legends.

See page 2 of the Circular.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Circular. References to web addresses in the Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Circular, information on these websites is not part of the Circular or part of this registration statement.

NOTICE OF SPECIAL MEETING

and

MANAGEMENT PROXY CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 21, 2016

February 19, 2016

The transaction contemplated by these documents has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the transaction, the securities offered pursuant to the transaction or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the “Notice to Shareholders in the United States” on page 2 of the accompanying management proxy circular.

Invitation to Shareholders	Special Meeting of Shareholders 10:30 a.m. March 21, 2016 Calgary Telus Convention Centre Calgary, Alberta

Dear Canadian Oil Sands Shareholders,

The Board of Directors of Canadian Oil Sands Limited (“Canadian Oil Sands”) invite you to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of Canadian Oil Sands (“COS Shares”) on Monday, March 21, 2016 at 10:30 a.m. (Calgary time) at the Calgary Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta.

The purpose of the Meeting is for Shareholders to consider and, if thought advisable, to approve an amalgamation (the “Amalgamation”) between Canadian Oil Sands and 1950456 Alberta Ltd. (“Newco”), an indirect wholly-owned subsidiary of Suncor Energy Inc. (“Suncor”), and involving Suncor, Shareholders and Suncor Energy Ventures Corporation (“Holdco”), a direct wholly-owned subsidiary of Suncor and the sole shareholder of Newco. The proposed Amalgamation will result in Shareholders ultimately receiving 0.28 of a common share of Suncor (each whole share a “Suncor Share”) for each COS Share held, which is the same form and amount of consideration offered to Shareholders under Suncor’s take-over bid for Canadian Oil Sands dated October 5, 2015, as amended (the “Offer”).

Further details regarding the Amalgamation, including the Shareholder dissent rights, are set out in the accompanying Notice of Meeting and Management Proxy Circular (the “Circular”). In summary, if the resolution in respect of the Amalgamation is approved and all of the conditions of the Amalgamation are satisfied at the effective time:

(a)	each COS Share held by a Shareholder (other than a Dissenting Shareholder or Suncor) will be automatically converted into 0.28 of a Suncor Share;

(b)	Canadian Oil Sands and Newco will amalgamate and continue as one corporation (“Amalco”); and

(c)

a Dissenting Shareholder shall cease to have any rights as a holder of COS Shares other than the right to be paid by Canadian Oil Sands (or its successor) the fair value of the COS Shares held by such Dissenting Shareholder in accordance with the Business Corporations Act (Alberta).

Upon completion of the Amalgamation on the terms described in the Circular, Suncor and its affiliate, Holdco, will hold all of the voting shares of Amalco, the successor to Canadian Oil Sands. As soon as practicable following the effective date of the Amalgamation Canadian Oil Sands expects that the COS Shares will be de-listed from the Toronto Stock Exchange. In connection with the Amalgamation, Canadian Oil Sands also expects that an application will be made to have Canadian Oil Sands cease as a reporting issuer in all provinces of Canada. Further, following the completion of the Amalgamation, it is anticipated that Holdco and Amalco will undertake a subsequent amalgamation such that the newly formed entity will carry on the business and operations of Canadian Oil Sands with all of its assets and liabilities and be a direct wholly-owned subsidiary of Suncor.

Registered Shareholders will be entitled to exercise dissent rights in respect of the Amalgamation. Accordingly, Shareholders wishing to exercise rights of dissent in respect of the Amalgamation should do so in accordance with the dissent provisions of the Business Corporations Act (Alberta), as discussed in the Circular.

Please take the time to review the accompanying Circular, which contains important information about the Meeting, the proposed Amalgamation and voting. In order for the Amalgamation to be approved, holders of at least 66 2⁄3% of the COS Shares voted in person or by proxy at the Meeting must vote in favour of the resolution to approve the Amalgamation. In addition, pursuant to applicable securities laws, the Amalgamation must also be approved by a simple majority of the votes cast by “minority” Shareholders represented in person or by proxy at the Meeting. Suncor currently holds approximately 73% of the issued and outstanding COS Shares, all of which are entitled to be treated as “minority” COS Shares, and Suncor has advised that it intends to vote all of its COS Shares in favour of the Amalgamation. Suncor may acquire further COS Shares prior to the date of the Meeting.

If you cannot attend the Meeting in person, you can vote by proxy by following the instructions on the enclosed proxy or voting instruction form. On pages 10 through 13 of the accompanying circular, we provide the answers to some frequently asked questions on voting.

We look forward to seeing you at the Meeting.

Yours truly,

(signed) “E.F.H. (Harry) Roberts”

E.F.H. (Harry) Roberts

Chair of the Board of Directors

February 19, 2016

CANADIAN OIL SANDS LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Monday, March 21, 2016

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“COS Shares”) of Canadian Oil Sands Limited (“Canadian Oil Sands”) will be held at the Calgary Telus Convention Centre, 120 – 9th Avenue S.W., Calgary, Alberta on Monday, March 21, 2016, commencing at 10:30 a.m. (Calgary time) for the following purposes:

1.

to consider and, if deemed advisable, to approve, with or without amendment, a special resolution (the “Amalgamation Resolution”), the full text of which is set out at Appendix A to the management proxy circular (the “Circular”) accompanying this notice of meeting, authorizing and approving an amalgamation of the Corporation and 1950456 Alberta Ltd. (“Newco”), an indirect wholly-owned subsidiary of Suncor Energy Inc. (“Suncor”) and involving Suncor, the Shareholders and Suncor Energy Ventures Corporation (“Holdco”), a directly wholly-owned subsidiary of Suncor and the sole shareholder of Newco, substantially upon the terms and conditions set forth in the amalgamation agreement dated February 19, 2016 among the Corporation, Newco, Holdco and Suncor, a copy of which is included as Appendix B to the Circular; and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Pursuant to section 191 of the Business Corporations Act (Alberta ) (the “ABCA”), each registered Shareholder has the right to dissent in respect of the Amalgamation Resolution and, if the Amalgamation becomes effective, to be paid the fair value of such registered holder’s COS Shares. To exercise such right, (a) written notice of dissent to the Amalgamation Resolution must be sent to Canadian Oil Sands c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Chad Schneider before the Meeting or deposited with the Chair of the Meeting at the Meeting, and (b) the Shareholder must have otherwise complied with the provisions of section 191 of the ABCA. The right to dissent is described in the accompanying Circular and the full text of section 191 of the ABCA is set forth in Appendix C to the Circular.

For more detailed information about the matters to be considered at the Meeting, Shareholders should read the accompanying Circular dated February 19, 2016. Capitalized terms used in this Notice of Meeting that are not defined in this Notice of Meeting are defined in the Circular.

Canadian Oil Sands has fixed February 19, 2016 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of the Meeting or any adjournment or postponement thereof. Only Persons registered as holders of COS Shares on the records of Canadian Oil Sands as of the close of business on February 19, 2016 are entitled to receive notice of, and to vote or act at, the Meeting, provided that, to the extent that a registered Shareholder transfers the ownership of any COS Shares after the Record Date and the transferee of those COS Shares establishes ownership and demands, not later than ten days before the Meeting to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those COS Shares at the Meeting.

If you are a registered Shareholder, whether or not you plan to attend the Meeting, please complete, date and sign the enclosed form of proxy and mail it to, or deposit it with, Canadian Oil Sands’ Transfer Agent, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be

- i -

received by the Transfer Agent not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment or postponement thereof.

DATED at Calgary, Alberta on February 19, 2016.

By Order of the Board of Directors of Canadian Oil Sands Limited

(signed) “Jacqueline S. Moore”

Jacqueline S. Moore
Corporate Secretary

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CANADIAN OIL SANDS LIMITED

MANAGEMENT PROXY CIRCULAR

Relating to the Special Meeting of Shareholders

to be held on Monday, March 21, 2016

This Circular is furnished in connection with the solicitation of proxies on behalf of the Corporation’s Management at the time and place and for the purposes outlined in the accompanying Notice of Meeting, and at any adjournment or postponement thereof.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The offering of Suncor shares in connection with the Amalgamation contemplated by this Circular is being made by a Canadian issuer pursuant to a multijurisdictional disclosure system adopted by the United States that permits this Circular to be prepared in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Certain of Suncor’s oil and gas reserves and resources estimates incorporated by reference in this Circular have been prepared in accordance with NI 51-101, which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Circular in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. In addition, certain documents incorporated by reference in this Circular contain estimates of “contingent resources”. The SEC generally does not permit U.S. companies to disclose oil and gas resources, including contingent resources, in reports filed with the SEC. “Contingent resources” are not, and should not be confused with, reserves. Moreover, as permitted by NI 51-101, Suncor has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves and resources estimates incorporated by reference in this Circular that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

Shareholders in the United States should be aware that the disposition of their COS Shares and the acquisition of Suncor Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” herein.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor, Holdco, Newco and the Corporation are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and the Corporation and said persons may be located outside the United States.

THE SUNCOR SHARES CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Suncor is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable securities regulatory authorities. Such documents are available under Suncor’s profile at www.sedar.com. Suncor is also subject to the reporting requirements of the Exchange Act and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov. Canadian Oil Sands is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the applicable securities regulatory authorities. Such documents are available under Canadian Oil Sands’ profile at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what Canadian Oil Sands or Suncor knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable securities laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions related to matters that are not historical facts.

The Circular, including the documents incorporated by reference in the Circular, contain forward-looking statements and information including, but not limited to, those relating to the potential benefits of the Offer and the Amalgamation and the expected tax consequences of the Amalgamation. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable securities laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Circular, including the documents incorporated by reference, and other sections of this document, describe Canadian Oil Sands’ or Suncor’s expectations as at the date on which such statements are made;

•

actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in the Circular, including the documents incorporated by reference, if known or unknown risks affect the respective businesses of Suncor or Canadian Oil Sands or the Amalgamation, or if its estimates or assumptions turn out to be inaccurate. As a result, neither Canadian Oil Sands nor Suncor can guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•

Canadian Oil Sands and Suncor each disclaim any intention and assume no obligation to update or revise any forward-looking statement or information, herein or in any document incorporated by reference, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws.

Canadian Oil Sands and Suncor, as applicable, have made a number of assumptions with respect to forward-looking statements and information in the Circular, including the documents incorporated by reference. In particular, in providing such statements and information, Canadian Oil Sands and Suncor have assumed, among other things, that: the anticipated synergies, cost savings and operational and cost efficiencies and other anticipated benefits of the Offer and the Amalgamation will materialize; the advice received from professional advisors is accurate; there will be no material changes to government and environmental regulations adversely affecting Suncor’s or Canadian Oil Sands’ operations; and the impact of the current economic climate and financial, political and industry conditions on Suncor’s and Canadian Oil Sands’ operations, including their respective financial condition, business plans and asset values, will remain consistent with current expectations. Although Canadian Oil Sands and Suncor believe that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Amalgamation and the business and operations of Suncor (including the business and operations that are currently being conducted and undertaken by Suncor and those that will be conducted and undertaken by Suncor upon consummation of the Amalgamation) including, but not limited to, the risk that the anticipated synergies, cost savings and other benefits of the completion of the acquisition of Canadian Oil Sands by Suncor may not be realized and the risk that future production may not grow as anticipated. In addition, Shareholders are cautioned that the actual results of Suncor following the successful completion of the Amalgamation, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties including as a result of: volatility of oil and gas prices; fluctuations in currency and interest rates; variations in product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids; risks relating to securing adequate product transportation; the ability to access external sources of debt and equity capital; the timing and the costs of capital project and pipeline construction; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; changes in OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“affiliate” has the meaning given to that term in section 2 of the ASA.

“Amalco” means the corporation continuing as a result of the Amalgamation.

“Amalco Common Shares” means common shares in the share capital of Amalco, the rights, privileges, restrictions and conditions of which are set out in Schedule A to the Amalgamation Agreement.

“Amalgamation” means the amalgamation of the Corporation and Newco and involving Suncor, Shareholders and Holdco, as the sole shareholder of Newco, pursuant to the terms of the Amalgamation Agreement.

“Amalgamation Agreement” means the amalgamation agreement entered into as of February 19, 2016 among the Corporation, Newco, Holdco and Suncor, a copy of which is included as Appendix B to this Circular.

“Amalgamation Consideration” means 0.28 of a Suncor Share per COS Share, subject to rounding in respect of fractional Suncor Shares as set forth in the Amalgamation Agreement.

“Amalgamation Resolution” means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix A to this Circular.

“ASA” means the Securities Act, R.S.A. 2000, c. S-4, as amended.

“associate” has the meaning given to that term in section 1 of the ASA.

“Beneficial Shareholder” means a beneficial owner of COS Shares.

“Broadridge” means Broadridge Financial Solutions Inc.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

“CDS” means CDS Clearing and Depositary Services Inc., or its nominee.

“Circular” means this Management Proxy Circular.

“Corporation” or “Canadian Oil Sands”, including references to “we”, “us”, “ours” and similar terms, means Canadian Oil Sands Limited, a corporation governed by the ABCA.

“COS AIF” means the annual information form of the Corporation dated February 24, 2015 for the year ended December 31, 2014.

“COS Annual Financial Statements” means the comparative annual consolidated financial statements of the Corporation as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the auditor’s report thereon.

“COS Annual MD&A” means the management’s discussion and analysis of the Corporation for the year ended December 31, 2014.

“COS Board” means the board of directors of the Corporation, as constituted from time to time.

“COS Interim Financial Statements” means the comparative interim consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2015.

“COS Interim MD&A” means the management’s discussion and analysis of the Corporation for the three and nine month periods ended September 30, 2015.

“COS Notice of Change” means the notice of change dated January 22, 2016 to the directors’ circular of the Corporation dated October 19, 2015.

“COS Shares” means the common shares in the capital of the Corporation.

“Court” means the Court of Queen’s Bench of Alberta.

“Depositary” means Computershare Investor Services Inc.

“Directors’ Circular” means, collectively, the directors’ circular of the Corporation dated October 19, 2015 in respect of the Offer, as amended by the COS Notice of Change.

“Dissenting Shareholder” means a registered Shareholder who, in connection with the Amalgamation Resolution, has exercised the right to dissent pursuant to section 191 of the ABCA in compliance with the provisions thereof and who has not withdrawn the notice of the exercise of such rights, and in respect of which the Corporation has not rescinded the Amalgamation Resolution.

“DRS Advice” means a Direct Registration System statement.

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be March 21, 2016.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“fair value”, where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by the Court under section 191 of the ABCA or as agreed between Canadian Oil Sands or its successor and the Dissenting Shareholder.

“Fourth Notice of Variation and Change” means the Suncor notice of variation and change dated January 22, 2016 to its offer to purchase and take-over bid circular dated October 5, 2015.

“GST” means goods and services tax.

“Holdco” means Suncor Energy Ventures Corporation, a corporation governed by the ABCA and a direct wholly-owned subsidiary of Suncor.

“Letter of Transmittal” means the letter of transmittal (in the form printed on yellow paper) accompanying this Circular, to be completed by registered holders of COS Shares.

“Management” means the management of the Corporation.

“Mandatory Extension Period” means the ten Business Day period following the satisfaction of the independent Shareholder tender condition under the Offer initiated pursuant to the “permitted bid” provisions of the Corporation’s shareholder rights plan agreement between the Corporation and Computershare Investor Services Inc., as rights agent, dated as of December 31, 2010 and amended on April 30, 2013.

“Meeting” means the special meeting of Shareholders to be held at the Calgary Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta at 10:30 a.m. (Calgary time) on March 21, 2016, and any adjournments or postponements thereof.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Newco” means 1950456 Alberta Ltd., a corporation governed by the ABCA and an indirect wholly-owned subsidiary of Suncor.

“Newco Common Shares” means common shares in the share capital of Newco.

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Notice of Meeting” means the Notice of the Meeting accompanying this Circular.

“NYSE” means the New York Stock Exchange.

“Offer” means the offer by Suncor dated October 5, 2015, as amended, to acquire all of the issued and outstanding COS Shares.

“Offer and Circular” means, collectively, the offer to purchase and take-over bid circular of Suncor dated October 5, 2015, as amended by a notice of variation and change dated November 12, 2015, a notice of extension dated December 3, 2015, a notice of extension dated January 8, 2016, the Fourth Notice of Variation and Change and a notice of extension and change dated February 5, 2016.

“Person” includes an individual, a corporation, a partnership, a trust, a fund and an association, a syndication, organization or other organized group of persons, whether incorporated or not, and an individual or other person in that person’s capacity as trustee, executor, administrator or personal or other legal representative.

“Record Date” means February 19, 2016, the record date for determining Shareholders entitled to receive notice of and vote at the Meeting.

“Registration Statement” has the meaning set forth under the heading “Information Concerning Suncor – Documents Filed with the SEC as Part of the Registration Statement”.

“RESPs” means “registered education savings plan” as defined in the Tax Act.

“RRIFs” means “registered retirement income fund” as defined in the Tax Act.

“RRSPs means a “registered retirement savings plans” as defined in the Tax Act

“SCL” means Syncrude Canada Ltd.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Certificates” means certificates representing COS Shares (other than certificates held by Dissenting Shareholders which, following the Amalgamation, represent only the right to receive payment in accordance with section 191 of the ABCA).

“Shareholders” or “you” means the holders of COS Shares.

“Subsequent Acquisition Transaction” has the meaning set forth under the heading “The Amalgamation – Background to the Amalgamation”.

“subsidiary” has the meaning given to that term in section 4 of the ASA.

“Suncor” means Suncor Energy Inc., a corporation governed by the CBCA.

“Suncor AIF” means annual information form of Suncor dated February 26, 2015 for the year ended December 31, 2014.

“Suncor Annual Financial Statements” means audited consolidated financial statements of Suncor for the year ended December 31, 2014 dated February 24, 2015.

“Suncor Annual MD&A” means management’s discussion and analysis of Suncor for the year ended December 31, 2014 dated February 26, 2015.

“Suncor Board” means the board of directors of Suncor, as constituted from time to time.

“Suncor Fourth Quarter Report” means Suncor’s report to shareholders dated February 3, 2016 in respect of its unaudited financial results for the three and twelve month periods ended December 31, 2015.

“Suncor Interim Financial Statements” mean unaudited interim consolidated financial statements of Suncor for the three and nine month periods ended September 30, 2015.

“Suncor Interim MD&A” means management’s discussion and analysis of Suncor for the three and nine month periods ended September 30, 2015 dated October 28, 2015.

“Suncor Option Plans” means all of Suncor’s stock option plans, including legacy plans.

“Suncor Options” means options to purchase Suncor Shares granted under the Suncor Option Plans.

“Suncor Shareholders” means the holders of Suncor Shares.

“Suncor Shares” means the common shares in the capital of Suncor, the rights, privileges, restrictions and conditions of which are set out in Appendix D to the Circular.

“Support Agreement” means the support agreement entered into between Suncor and the Corporation dated January 17, 2016 in respect of the Offer.

“Syncrude” means, collectively, the Syncrude Joint Venture and the Syncrude Project.

“Syncrude Joint Venture” means the joint venture formed for the purpose of governing the Syncrude Project.

“Syncrude Participants” means Canadian Oil Sands Partnership #1 (36.74%), Imperial Oil Resources (25.00%), Suncor Energy Ventures Partnership (12.00%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%), Mocal Energy Limited (5.00%) and Murphy Oil Company Ltd. (5.00%), as the corporations or partnerships that own the undivided interests in the Syncrude Project and their respective successors and assigns in interest from time to time.

“Syncrude Project” means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom owned by the Syncrude Participants and originally approved in Approval No. 1920 and currently approved in Approval Nos. 8573 and 10781, all as issued by the Energy Resources Conservation Board of Alberta, or the Alberta Energy & Utilities Board; or their predecessors, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by SCL on their behalf in connection with such scheme, (c) the oil sands leases related to such scheme, and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes.

“synthetic crude oil” means the crude oil produced by the Alberta oil sands industry.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1, (5th Suppl.), as amended.

“TFSA” means a “tax-free savings account” as defined in the Tax Act.

“Transfer Agent” means Computershare Trust Company of Canada.

“TSX” means the Toronto Stock Exchange.

“VIF” means voting instruction form.

MAKE YOUR VOTE COUNT:

QUESTIONS AND ANSWERS ON VOTING

Your vote is important to us. In this section we answer some frequently asked questions about voting. Unless otherwise stated, the answers relate to all Shareholders regardless of whether you are a registered or Beneficial Shareholder (as explained below).

WHAT WILL THE MEETING COVER?

There is one item of business on the agenda:

1.	The Amalgamation

You are being asked to vote on the proposed Amalgamation whereby Suncor, through its wholly-owned subsidiary, will acquire all of the issued and outstanding COS Shares not already held by Suncor for consideration of 0.28 of a Suncor Share per COS Share and the Corporation and Newco will amalgamate and continue as one corporation. The consideration to be received by Shareholders (other than Suncor and Dissenting Shareholders) in connection with the Amalgamation is the same form and amount of consideration offered to Shareholders under the Offer. Suncor currently holds approximately 73% of the issued and outstanding COS Shares and it may acquire additional COS Shares prior to the Meeting under the Offer. Suncor has advised that it intends to vote all of its COS Shares in favour of the Amalgamation Resolution.

2.	Other Business

We are not aware of any other items of business to be considered at the Meeting. However, if other items of business are properly brought before the Meeting or at any adjournment or postponement of the Meeting, the accompanying form of proxy provides the proxyholder with discretion to vote as they deem appropriate in respect of any such matter.

HOW WILL THE ITEMS OF BUSINESS BE DECIDED AT THE MEETING?

Voting will be by ballot. The Amalgamation Resolution must be approved by at least 66 2⁄3% of the votes cast by Shareholders who are represented in person or by proxy at the Meeting. In addition, pursuant to MI 61-101, the Amalgamation Resolution must be approved by a simple majority of the votes cast by “minority” holders of COS Shares represented in person or by proxy at the Meeting. As noted above, Suncor currently holds approximately 73% of the issued and outstanding COS Shares and it may acquire additional COS Shares prior to the Meeting under the Offer. All COS Shares acquired by Suncor pursuant to the Offer are entitled to be treated as “minority” COS Shares, and Suncor has advised that it intends to vote all of its COS Shares in favour of the Amalgamation Resolution. Accordingly, Suncor holds a sufficient number of COS Shares to ensure the Amalgamation Resolution is approved.

Holdco, a direct wholly-owned subsidiary of Suncor and the sole shareholder of Newco, has executed a written resolution in its capacity as the sole shareholder of Newco approving the Amalgamation and the Amalgamation Agreement.

WHO COUNTS THE VOTES?

Votes are tallied by our Transfer Agent, who will also act as scrutineer at the Meeting.

WHO CAN VOTE?

If you were a holder of COS Shares at the close of business on Friday, February 19, 2016, you are entitled to vote at the Meeting, or at any adjournment or postponement of that Meeting, provided that, to the extent that a registered Shareholder transfers the ownership of any COS Shares after the Record Date and the transferee of those COS Shares establishes ownership and demands, not later than ten days before the Meeting to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those COS Shares at the Meeting.

HOW MANY VOTES AM I ENTITLED TO?

You are entitled to one vote for each COS Share you hold.

WHAT IS THE QUORUM FOR THE MEETING?

We can only hold the Meeting and transact business if, at the beginning of the Meeting, there are at least two people attending who hold or represent by proxy at least 25% of the total number of votes entitled to be cast at the Meeting. Suncor currently holds approximately 73% of the issued and outstanding COS Shares and has advised that it intends to attend the Meeting.

HOW DO I VOTE?

How you vote will depend on whether you are a registered Shareholder or a Beneficial Shareholder. You are a registered Shareholder if you hold COS Shares in your own name. Your COS Shares are represented by a physical Share Certificate or a DRS Advice that entitles you to receive a physical Share Certificate. You are a Beneficial Shareholder if your COS Shares are held in an account and are recorded in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans, their nominees and others. If you are a Beneficial Shareholder, your COS Shares are not represented by a physical Share Certificate or DRS Advice but are recorded on an electronic system.

If you are a registered Shareholder, you can vote in person at the Meeting or by proxy.

(a)

To vote in person – do not complete and return a form of proxy but simply attend the Meeting where your vote will be taken and counted. Be sure to register with the Transfer Agent when you arrive at the Meeting.

(b)

To vote by proxy – you can convey your voting instructions by completing your proxy and returning it to the Transfer Agent. By doing so, your COS Shares will be voted at the Meeting by E.F.H. (Harry) Roberts or Jacqueline S. Moore who are the Management appointees named on the accompanying proxy, or by another Person specified by you on your completed proxy. Please read and follow the instructions on the back of the proxy form on how to convey your voting instructions. Your proxy must be received by 10:30 a.m. (Calgary time) on Thursday, March 17, 2016, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

(c)

To vote by telephone or internet – you can vote by telephone or internet by following the instructions in your proxy. Your voting instructions must be received by 10:30 a.m (Calgary time) on Thursday, March 17, 2016, or not less than 48 hours before any adjournment or postponement of the Meeting.

If you are a Beneficial Shareholder, your nominee will have its own means of conveying voting instructions, which should be carefully followed.

Most nominees will mail you a VIF that will need to be completed and returned. In addition to conveying voting instructions by mail, your broker, nominee or other intermediary may also give you the option to convey your voting instructions by phone, fax or internet. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails you a VIF and asks you to return the completed form to Broadridge or follow specified telephone or internet-based voting procedures. If you receive a VIF from Broadridge, you cannot use that form to vote your COS Shares directly at the Meeting, but must instead return the VIF to Broadridge or complete the telephone or internet-based voting procedures.

If you hold COS Shares both as a registered Shareholder and as a Beneficial Shareholder, you will need to convey your vote using the applicable procedures for each type of holding.

AS A BENEFICIAL SHAREHOLDER CAN I VOTE IN PERSON AT THE MEETING?

Yes, but only if you appoint yourself as proxyholder on the VIF. We do not have the names of the Beneficial Shareholders and we will not have a record of the number of COS Shares you beneficially own or your entitlement to vote unless we receive proper instruction from your nominee. To be appointed, you should insert your own name in the space provided on the VIF provided to you by your nominee and carefully follow the instructions provided.

This will allow you to attend the Meeting and vote your COS Shares in person. Be sure to register with the Transfer Agent when you arrive at the Meeting.

CAN I APPOINT SOMEONE ELSE AS PROXYHOLDER?

Yes. Whether or not you attend the Meeting, you have the right to appoint a Person, who does not need to be a Shareholder, to represent you at the Meeting and vote your COS Shares according to your voting instructions. To exercise this right, insert the name of the Person you wish to act as proxyholder, or complete another proper form of proxy.

WHO IS SOLICITING MY PROXY?

Management is soliciting your proxy and the costs of doing so are being borne by Canadian Oil Sands. In addition to soliciting proxies by mail, directors, officers and employees of the Corporation may also, without additional compensation, solicit proxies in person or by phone, fax or other form of electronic communication.

HOW WILL MY PROXY BE VOTED?

Your proxyholder, whether it is the Management nominees or another nominee designated by you, must vote according to the instructions you have given. If you do not convey any instructions and appoint a proxyholder, your proxyholder will be entitled to decide your vote for you. If you do not give any instructions and appoint the Management nominees as proxyholder, or your proxyholder does not give specific instructions, your COS Shares will be voted FOR the Amalgamation Resolution and in such Management nominee’s discretion with respect to any other matter that may properly come before the Meeting.

WHAT IF THERE IS AN AMENDMENT OR VARIATION TO THE AMALGAMATION RESOLUTION?

The enclosed form of proxy gives the nominee named in it the authority to use their discretion on voting on amendments or variations of the item to be voted on, and on any other matters properly brought before the Meeting. Proxyholders will vote using their best judgment under this discretionary authority.

As at the date of this Circular, none of the Corporation, the COS Board or Management knows of any variations or amendments to the proposed items of business or any additional matters that may be presented for consideration at the Meeting.

CAN I CHANGE MY MIND ONCE I HAVE SUBMITTED MY PROXY?

Yes. You can revoke your proxy at any time before it is acted upon.

As a registered Shareholder, if your proxy was submitted by mail, you can revoke it in writing with the Transfer Agent at the address shown on the proxy form at any time up to and including the second Business Day preceding the date of the Meeting or any adjournment or postponement thereof, or in person on the day of the Meeting. You may also revoke a previously given proxy by completing, signing and validly depositing a proxy bearing a later date, by personally attending the Meeting and voting your COS Shares in person, or in any other manner permitted by law. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke your prior instructions. See “Appointment and Revocation of Proxy – Revocation of Proxy.”

If you are a Beneficial Shareholder, contact your nominee for instructions on how to revoke your proxy.

HOW ARE MY COS SHARES VOTED WHEN A BALLOT IS CALLED?

Voting on all resolutions will be by ballot. Your COS Shares will be voted as you specified in your voting instructions or in your proxy. If you do not specify how to vote, then your COS Shares will be voted FOR the Amalgamation Resolution.

If you have other questions on voting at the Meeting, please contact our Transfer Agent.

Computershare Trust Company of Canada By email: service@computershare.com By phone: 1-800-564-6253

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation of proxies from Shareholders by Management for use at the Meeting, and at any adjournment or postponement thereof.

Unless otherwise directed by the Shareholders appointing them as proxy, the nominees named in the enclosed form of proxy intend to vote FOR the Amalgamation Resolution.

Costs and Manner of Solicitation

Solicitation of proxies will be primarily by mail, but directors, officers and employees of the Corporation may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. The Corporation is not sending proxy-related materials directly to non-objecting beneficial owners and it plans to have such materials distributed by intermediaries. The Corporation is paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners. The cost of this solicitation of proxies and the preparation and mailing of this Circular will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

If you wish to have your COS Shares voted at the Meeting by proxy, you must submit a properly completed instrument of proxy to Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Transfer Agent not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment or postponement thereof. The Chair of the Meeting has the ability to waive or extend the proxy cut-off without notice at their discretion.

You are only entitled to receive notice of, and to vote or act at, the Meeting or any adjournment or postponement thereof if you were a Shareholder of record at the close of business on the Record Date (Friday, February 19, 2016). If you became a Shareholder after the Record Date, except as provided for in the ABCA, you cannot vote at the Meeting or any adjournment or postponement thereof. In accordance with the ABCA, to the extent that a registered Shareholder transfers the ownership of any COS Shares after the Record Date and the transferee of those COS Shares establishes ownership and demands, not later than ten days before the Meeting to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those COS Shares at the Meeting.

If you want to appoint a proxy, you must do so in a written document appointing a proxy and the document must be executed by you or by your duly authorized attorney in writing. If you are a corporation, the document must be executed under corporate seal by your duly authorized officer or attorney. An instrument of proxy signed by a Person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

If you receive more than one form of proxy because you own COS Shares registered in different names or addresses, each form of proxy should be completed and returned.

The nominees designated in the enclosed form of proxy furnished by Management are directors and officers of the Corporation. If you are entitled to vote at the Meeting, you may appoint a Person other than those named in the enclosed form of proxy to attend and act for and on behalf of you at the Meeting or any adjournment or postponement thereof. To exercise this right, you must insert the name of the Person you want to represent you (who does not need to be a Shareholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

If you have submitted a form of proxy, you may revoke it at any time prior to the exercise of that proxy by depositing an instrument in writing executed by you or your attorney or authorized agent, either with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at any time up to and including the second last Business Day preceding the date of the Meeting or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting or prior to the commencement of the adjourned or postponed meeting. Upon making either such deposits, your prior proxy is revoked. You may also revoke a previously given proxy by completing, signing and validly depositing a proxy bearing a later date, by personally attending the Meeting and voting your COS Shares in person, or in any other manner permitted by law. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke your prior instructions.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote the COS Shares in respect of which they have been appointed nominee in accordance with the directions of the Shareholders appointing them. In the absence of such direction, the COS Shares represented by valid instruments of proxy executed in favour of the Management nominees and deposited in the manner described above will be voted FOR the Amalgamation Resolution.

The enclosed form of proxy gives the nominees named in the proxy form discretionary authority regarding any amendments or variations of the matters identified in the proxy and Notice of Meeting. The proxy form also gives the nominees discretionary authority to act on any other matters that may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, none of the Corporation, the Board or Management knows of any such amendments, variations or other matters that may be presented for consideration at the Meeting.

Advice to Beneficial Holders of COS Shares

The information set forth in this section is very important to you if you do not hold COS Shares in your own name. If you hold COS Shares through a broker, nominee or other intermediary or otherwise in a manner other than as a registered holder of COS Shares, you should note that only proxies deposited by Persons whose names appear on the records of the Corporation as the registered holders of COS Shares will be recognized and acted upon at the Meeting.

COS Shares that are listed in an account statement provided to you by a broker, nominee or other intermediary are probably not registered in your own name on the records of the Corporation. Such COS Shares are more likely to be registered in the name of your broker, nominee or other intermediary or an agent of that broker, nominee or other intermediary. In Canada, most such COS Shares are registered in the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). COS Shares held by brokers, nominees or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers, nominees and other intermediaries are prohibited from voting COS Shares for their clients. You should ensure that instructions regarding the voting of your COS Shares are communicated to the appropriate Person before the deadline.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of Shareholder meetings. Each broker, nominee or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your COS Shares are voted at the Meeting.

In some cases, the form of proxy or VIF provided to you by or on behalf of your broker, nominee or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or VIF provided by or on behalf of a broker, nominee or other intermediary, however, is limited to instructing the registered holder (the broker, nominee or other intermediary, or an agent thereof) how to vote on your behalf.

Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically supplies VIFs, mails a VIF to you and asks you to return the VIF to Broadridge or follow specified telephone or internet-based voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of COS Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use that form to vote your COS Shares directly at the Meeting, but must instead return the VIF to Broadridge or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such COS Shares voted at the Meeting on your behalf.

Although you may not be recognized directly at the Meeting for the purposes of voting COS Shares registered in the name of your broker, nominee or other intermediary, you may attend the Meeting as proxyholder for the registered holder and vote your COS Shares in that capacity. If you wish to attend the Meeting and indirectly vote your own COS Shares, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy or VIF provided to you and return the document to your broker, nominee or other intermediary (or the agent of your broker, nominee or other intermediary) in accordance with their instructions well in advance of the Meeting.

Procedure and Votes Required

In order to be effective, the Amalgamation Resolution must be approved by: (i) at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting in accordance with the ABCA, and (ii) at least a simple majority of the votes cast by “minority” Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting in accordance with MI 61-101.

Suncor currently holds approximately 73% of the issued and outstanding COS Shares and it may acquire additional COS Shares prior to the Meeting under the Offer. All COS Shares that are acquired by Suncor pursuant to the Offer are entitled to be treated as “minority” COS Shares for the purpose of voting on the Amalgamation Resolution, and Suncor has advised that it intends to vote all of its COS Shares in favour of the Amalgamation.

The Amalgamation Resolution must also be approved by the sole shareholder of Newco. Holdco, being the sole shareholder of Newco, has executed a written resolution in its capacity as sole shareholder of Newco approving the Amalgamation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each COS Share entitles the holder of such COS Share to one vote on all matters coming before the Meeting. Only Shareholders of record as of the close of business on the Record Date (Friday, February 19, 2016) are entitled to receive notice of the Meeting. As at the close of business on February 18, 2016, there were 484,614,325 COS Shares issued and outstanding.

If you are shown as a Shareholder on the Shareholder list kept by the Transfer Agent on the Record Date, you will be entitled to vote at the Meeting or any adjournment or postponement thereof on the basis of one vote for each COS Share shown opposite your name on Canadian Oil Sands’ register of Shareholders. Except as provided in the ABCA, no Person who becomes a Shareholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment or postponement thereof. In accordance with the ABCA, to the extent that a registered Shareholder transfers the ownership of any COS Shares after the Record Date and the transferee of those COS Shares establishes ownership and demands, not later than ten days before the Meeting to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those COS Shares at the Meeting.

To the knowledge of the Corporation, and the Corporation’s directors and executive officers, other than Suncor, no Person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding COS Shares. As at February 18, 2016, to the knowledge of the Transfer Agent and the Corporation, Suncor holds 352,902,151 COS Shares, representing approximately 73% of the issued and outstanding COS Shares and, after reasonable inquiry, none of the directors, officers or other insiders of the Corporation nor any associate, affiliate of the Corporation, any Person acting jointly or in concert with the Corporation or an insider of the Corporation hold any COS Shares. As noted above, Suncor may acquire additional COS Shares prior to the date of the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the directors and officers of the Corporation, no “informed person” (as defined in NI 51-102) or any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction of Canadian Oil Sands since January 1, 2015 or in any proposed transaction that has materially affected or would materially affect Canadian Oil Sands or its subsidiaries.

The Transfer Agent acts as the registrar and transfer agent for the COS Shares, and receives fees for its services in such capacities and is also reimbursed for all expenses properly incurred.

THE AMALGAMATION

Background to the Amalgamation

On October 5, 2015, Suncor made an offer to purchase all of the issued and outstanding COS Shares (and associated rights issued under any shareholder rights plan of the Corporation) on the basis of 0.25 of a Suncor Share for each COS Share. On December 3, 2015, Suncor extended the expiry time of the Offer to January 8, 2016 and on January 8, 2016 Suncor further extended the expiry time of the Offer to January 27, 2016. During the week of January 11, 2016, Suncor had ongoing discussions with a number of the Corporation’s larger Shareholders to ascertain their position in respect of the Offer. In conjunction with these meetings with Shareholders, on Thursday, January 14, 2016, Suncor and the Corporation commenced discussions with a view to potentially negotiating a supported transaction, and discussions and negotiations between Suncor and the Corporation and their respective legal counsel continued in the ensuing days. On January 16, 2016, the COS Board met to discuss potential amendments to the Offer and provided executive management of Canadian Oil Sands with authority to continue negotiations on certain terms, including authorization and approval to enter into the Support Agreement and agree to the other amendments to the Offer. On January 17, 2016, following further negotiations between Suncor and the Corporation and their respective legal advisors, Suncor and the Corporation entered into the Support Agreement pursuant to which, among other things, Suncor agreed to amend certain terms and conditions of the Offer and to increase the consideration offered to 0.28 of a Suncor Share for each COS Share. In turn, the COS Board determined that the Offer, as amended, was in the best interests of Canadian Oil Sands and agreed to recommend to Shareholders that they deposit their COS Shares to the Offer. On January 22, 2016, the COS Board issued the COS Notice of Change unanimously recommending that Shareholders accept and tender their Shares to the Offer, and Suncor issued the Fourth Notice of Variation and Change formally amending the terms of the Offer and extending the expiry time of the Offer to February 5, 2016. On February 5, 2016 Suncor announced that it had taken up and paid for approximately 73% of the issued and outstanding COS Shares on February 5, 2016 and announced the commencement of the Mandatory Extension Period thereby further extending the expiry time of the Offer to February 22, 2016.

As at February 18, 2016, pursuant to the Offer, Suncor has taken up and paid for 352,902,151 COS Shares (representing approximately 73% of the COS Shares issued and outstanding). In connection with the Mandatory Extension Period and prior to the expiry of the Offer, Suncor may take up and pay for any additional COS Shares tendered and not withdrawn prior to such take up.

On February 8, 2016, Ian A. Bourne, Gerald W. Grandey, Arthur N. Korpach, Ryan M. Kubik, Donald J. Lowry, Sarah E. Raiss, John K. Read, Brant Sangster, Wesley R. Twiss and John B. Zaozirny resigned from the COS Board and were replaced by Mel E. Benson, Alister Cowan, Maureen McCaw, Stephen D.L. Reynish and E.F.H. (Harry) Roberts. As a result of these changes, E.F.H. (Harry) Roberts has been appointed as Chair of the COS Board. Mel E. Benson, Maureen McCaw and E.F.H. (Harry) Roberts are “independent” directors within the meaning of NI 52-110 and have each been appointed to the Corporation’s Audit Committee.

In addition to the changes to the COS Board, on February 8, 2016, certain members of the Corporation’s executive leadership team, being Ryan Kubik (President and Chief Executive Officer), Robert Dawson (Chief Financial Officer), Trudy Curran (Senior Vice President, General Counsel and Corporate Secretary) and Darren Hardy (Senior Vice President, Operations) resigned and Alexander (Sandy) Martin was appointed President and Chief Executive Officer, Jolienne Guillemaud was appointed Chief Financial Officer and Jacqueline Moore was appointed Corporate Secretary.

In the Offer and Circular, Suncor disclosed that if Suncor took up and paid for less than 90% of the COS Shares under the Offer (calculated on a fully-diluted basis), or a compulsory acquisition under the ABCA was not available or Suncor elected not to pursue such compulsory acquisition, Suncor intended to acquire the remainder of the COS Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction, for consideration per COS Share not less than, and in the same form as, the consideration paid by Suncor under the Offer (a “Subsequent Acquisition Transaction”). Accordingly, on February 19, 2016, the COS Board approved the Amalgamation and the Amalgamation Agreement and on February 19, 2016, Suncor, Newco, Holdco and the Corporation executed the Amalgamation Agreement. Canadian Oil Sands agreed in the Amalgamation Agreement to call the Meeting and present the Amalgamation Resolution to the Shareholders for approval as part of a Subsequent Acquisition Transaction as disclosed in the Offer and Circular. The consideration to be received by Shareholders (other than Suncor and Dissenting Shareholders) in connection with the Amalgamation is the same form and amount of consideration offered to Shareholders under the Suncor Offer.

Approval of the COS Board

On February 19, 2016, the COS Board approved the Amalgamation and the Amalgamation Agreement and recommends that Shareholders vote FOR the Amalgamation Resolution. This Circular has also been approved and the delivery of this Circular to Shareholders has been authorized by the COS Board. Given their nomination to the COS Board by Suncor and their affiliation with Suncor, in accordance with the ABCA, all directors, other than E.F.H. (Harry) Roberts, who voted at the meeting declared their interest in respect of the Amalgamation prior to voting to approve the Amalgamation and the Amalgamation Agreement.

Reasons for the Amalgamation

In reaching the above-described approval, the COS Board noted that the completion of the Subsequent Acquisition Transaction was in accordance with Suncor’s previously publicly disclosed intention as contained in the Offer and Circular and is also a requirement of the Support Agreement negotiated by Suncor and the Corporation on January 17, 2016.

For additional details with respect to Suncor’s reasons for undertaking the Offer and this Subsequent Acquisition Transaction and the proposed benefits of the transaction for Shareholders, Shareholders are urged to consult the Offer and Circular including the pro forma financial information provided therein.

Shareholder Approvals

MI 61-101 requires that, unless exempted, in addition to any other required securityholder approval, in order to complete a business combination, going private transaction or a related party transaction, as applicable, the approval of a majority of the votes cast by “minority” holders of the affected securities be obtained.

MI 61-101 also provides that the COS Shares acquired by Suncor pursuant to the Offer may be treated as “minority” COS Shares and may be voted or considered voted in favour of the Amalgamation if the consideration per COS Share under the Amalgamation is at least equal in value to and is in the same form as the consideration per COS Share paid under the Offer and certain other conditions are met. All of the 352,902,151 COS Shares acquired by Suncor under the Offer to date, representing approximately 73% of the issued and outstanding COS Shares as of February 18, 2016, are entitled to be treated as “minority” COS Shares, and Suncor has advised that they will be voted in favour of the Amalgamation Resolution. Accordingly, Suncor holds a sufficient number of COS Shares to ensure the Amalgamation Resolution is approved.

Holdco, which holds the one issued and outstanding Newco Common Share, has executed a written resolution in its capacity as the sole shareholder of Newco approving the Amalgamation and the Amalgamation Agreement.

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Newco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Holdco and Suncor will be the only holders of Amalco Common Shares following the Amalgamation. Following the completion of the Amalgamation, Suncor has advised that it intends to amalgamate Holdco and Amalco such that the resulting entity, operating under the name “Suncor Energy Ventures Corporation”, will be a direct wholly-owned subsidiary of Suncor and will continue to carry on the operations of the Corporation and have the same assets and liabilities as the Corporation.

Upon the completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Suncor) will be entitled to receive 0.28 of a Suncor Share for each COS Share held. Holders who intend to have their COS Shares exchanged for Suncor Shares as described herein must complete and return the enclosed Letter of Transmittal and any other required documentation in accordance with the procedure specified in the Letter of Transmittal. See “– Procedures for Receiving Payment” below.

Certain Canadian and U.S. federal income tax implications of the Amalgamation and the purchase of the COS Shares are discussed in greater detail in this Circular. See “Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” below.

Dissenting Shareholders who have complied with the provisions of section 191 of the ABCA will be entitled to be paid the fair value of their COS Shares, by the Corporation (or its successor) in accordance with the ABCA. See “The Amalgamation – Right to Dissent” below and Appendix C to this Circular.

The Amalgamation Agreement

The following is a summary of certain material terms of the Amalgamation Agreement. This summary has been included to provide Shareholders with factual information respecting the terms of the Amalgamation Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is included as Appendix B to this Circular. Readers are urged to consult the full text of the Amalgamation Agreement for further information.

Factual disclosures about the Corporation and Suncor and their respective affiliates contained in this Circular or in the Corporation’s or Suncor’s public reports filed with securities regulators may supplement, update or modify the factual disclosures about the Corporation, Suncor and/or their respective affiliates contained in the Amalgamation Agreement. The representations, warranties and covenants made in the Amalgamation Agreement by the Corporation, Suncor and their respective affiliates were made solely to the parties to, and solely for the purposes of, the Amalgamation Agreement and as of specific dates and were qualified and subject to important limitations agreed to by the parties thereto in connection with negotiating the terms of the Amalgamation Agreement. In particular, in reviewing the representations and warranties contained in the Amalgamation Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Amalgamation Agreement may have the right not to consummate the Amalgamation if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Amalgamation Agreement, rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Amalgamation Agreement. Shareholders and other investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Corporation, Suncor or any of their respective subsidiaries or affiliates.

The Amalgamation will be carried out pursuant to sections 181 and 182 of the ABCA, and will be effected in accordance with the terms of the Amalgamation Agreement among the Corporation, Newco, Holdco and Suncor. Upon approval by the Shareholders, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

The Effective Date of the Amalgamation is expected to be March 21, 2016. On the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation, Amalco, and:

(a)

each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid by Canadian Oil Sands (or its successor) in accordance with the provisions of the ABCA the fair value in respect of COS Shares held by such Dissenting Shareholder;

(b)	each issued and outstanding COS Share (other than those COS Shares held by Dissenting Shareholders and those COS Shares held by Suncor) shall be automatically converted into 0.28 of a Suncor Share;

(c)	each issued and outstanding COS Share held by Suncor shall be automatically converted into one Amalco Common Share; and

(d)

the one issued and outstanding Newco Common Share shall be automatically converted in that number of Amalco Common Shares that is equal to the number of COS Shares held by all Shareholders, other than Suncor, immediately prior to the completion of the Amalgamation.

In no event will a Shareholder be entitled to a fractional Suncor Share. Where the aggregate number of Suncor Shares to be issued to a registered Shareholder as consideration under the Amalgamation would result in a fraction of a Suncor Share being issuable, the number of Suncor Shares to be received by such registered Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. In calculating such fractional interests, all COS Shares registered in the name of, or beneficially held by, a registered Shareholder or their nominee shall be aggregated.

Following the completion of the Amalgamation, Amalco will continue to operate under the name “Suncor Energy Ventures Holding Corporation”. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities. Further, following the completion of the Amalgamation, it is anticipated that Amalco and Holdco will undertake an amalgamation pursuant to the ABCA and will continue as one corporation such that the subsequently formed entity, operating under the name of “Suncor Energy Ventures Corporation”, will be a direct wholly-owned subsidiary of Suncor and will continue to carry on the operations of the Corporation and have the same assets and liabilities as the Corporation.

In accordance with the ABCA, upon the Effective Date:

(a)	the amalgamation of the Corporation and Newco and their continuance as one corporation, Amalco, under the terms and conditions prescribed in the Amalgamation Agreement, will be effective;

(b)	the property of each of the Corporation and Newco will continue to be the property of Amalco;

(c)	Amalco will continue to be liable for the obligations of each of the Corporation and Newco;

(d)	any existing cause of action, claim or liability to prosecution with respect to either the Corporation or Newco or both will be unaffected;

(e)	any civil, criminal or administrative action or proceeding pending by or against either the Corporation or Newco may be continued to be prosecuted by or against Amalco;

(f)	any conviction against, or ruling, order or judgment in favour of or against either of the Corporation or Newco may be enforced by or against Amalco; and

(g)

the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation to be issued in respect of the Amalgamation shall be deemed to be the certificate of incorporation of Amalco.

The respective obligations of Suncor, the Corporation, Newco and Holdco to consummate the transactions contemplated by the Amalgamation Agreement, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the parties without prejudice to their right to rely on any other condition:

(a)

the Amalgamation Agreement and the transactions contemplated thereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Corporation and Newco in accordance with the provisions of the ABCA and any other applicable regulatory requirements;

(b)

all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Suncor, the Corporation, Holdco and Newco or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c)

Suncor shall have provided the Depositary with a sufficient number of Suncor Shares to be issued to the former Shareholders (other than Suncor and Dissenting Shareholders) pursuant to the Amalgamation; and

(d)

Newco and the Corporation shall be satisfied that there are reasonable grounds for believing that at the effective time of the Amalgamation and after payment of the consideration pursuant to the Amalgamation (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities.

The Amalgamation Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the COS Board or the board of directors of Newco notwithstanding the approval thereof by the Shareholders and the sole shareholder of Newco.

The Amalgamation Agreement may at any time and from time to time be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation: (a) change the time for performance of any of the obligations or acts of the parties thereto; (b) waive compliance with or modify any of the covenants contained therein and waive or modify performance of any of the obligations of the parties thereto; or (c) waive compliance with or modify any other conditions precedent contained therein; provided that no such amendment shall change the provisions thereof regarding the consideration to be received by the Shareholders and the sole shareholder of Newco for their COS Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

For a further description of the rights, privileges, restrictions and conditions attaching to the Amalco Common Shares, see Schedule A to the Amalgamation Agreement and for a further description of the rights, privileges, restrictions and conditions attaching to the Suncor Shares, see Appendix D to this Circular.

Dissenting Shareholders will be entitled to be paid the fair value of their COS Shares in accordance with and subject to compliance with the provisions of section 191 of the ABCA. For a full description of such dissent rights, see “The Amalgamation – Right to Dissent” below and Appendix C to this Circular.

Procedure for the Amalgamation to Become Effective

If the Shareholders approve the Amalgamation Resolution on the basis described herein, Canadian Oil Sands currently expects that the Effective Date will be March 21, 2016. Although Suncor’s and Canadian Oil Sands’ objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons.

Plans for Canadian Oil Sands Following Completion of the Amalgamation

If the Amalgamation Resolution is approved, as soon as practicable after the Effective Date Canadian Oil Sands expects that the COS Shares will be de-listed from the TSX. In addition, in connection with the Amalgamation, Canadian Oil Sands expects that applications will be made to cease Canadian Oil Sands as a reporting issuer in all provinces of Canada in which it currently is a reporting issuer.

Following the Amalgamation, it is anticipated that Amalco and Holdco will undertake an amalgamation pursuant to the ABCA and will continue as one corporation such that the subsequently formed entity, operating under the name of “Suncor Energy Ventures Corporation”, will be a direct wholly-owned subsidiary of Suncor and will continue to carry on the operations of the Corporation and have the same assets and liabilities as the Corporation.

Valuation and Other Exemptions

Canadian Oil Sands is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all provinces of Canada and is, among other things, subject to the applicable securities laws in all of the provinces of Canada.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” and “going private transactions”, respectively, which terminate the interests of securityholders without their consent.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out such a transaction is required to engage an independent valuator to prepare a valuation of the affected securities and provide to the holders of the affected securities a summary of such valuation. Canadian Oil Sands and Suncor are relying on an exemption from the valuation requirement under MI 61-101 for a second step business combination completed within 120 days after the expiry of a formal take-over bid for consideration at least equal to and in the same form as that paid to holders of COS Shares tendered to the take-over bid, and provided certain tax and other stipulated disclosure is included in the take-over bid disclosure documents, all of which have been satisfied.

Interests of Certain Persons in the Amalgamation

Each of Mel E. Benson, Alister Cowan, Maureen McCaw, and Stephen D.L. Reynish, who were appointed to the COS Board following the take up of COS Shares by Suncor pursuant to the Offer, also serve as directors or executive officers of Suncor. Each of Alexander (Sandy) Martin, Jolienne Guillemaud and Jacqueline Moore, who were appointed officers of the Corporation following the take up of COS Shares by Suncor pursuant to the Offer, are also employees of Suncor. As at February 18, 2016, Suncor holds approximately 73% of the total COS Shares outstanding. The Amalgamation is being proposed in order to allow Suncor to acquire the COS Shares not deposited under the Offer such that Amalco, as the successor to Canadian Oil Sands, will become an indirect wholly-owned subsidiary of Suncor. As noted above, none of the current members of the COS Board or Management holds, directly or indirectly, any COS Shares.

Expenses of the Amalgamation

The estimated fees, costs and expenses of Canadian Oil Sands in connection with the Amalgamation including, without limitation, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $750,000.

Procedures for Receiving Payment

Registered Shareholders who are not Dissenting Shareholders

A Letter of Transmittal is enclosed with this Circular for use by registered Shareholders for the surrender of Share Certificates. The details for the surrender of Share Certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a registered Shareholder has delivered to the Depositary a properly completed Letter of Transmittal, together with all Share Certificate(s) which immediately before the Effective Date represented such Shareholder’s COS Shares, as applicable, along with such other documents and instruments as the Depositary and Suncor may require, Suncor shall cause the Depositary to register the required number of Suncor Shares in the name of such Shareholder and issue a DRS Advice in the name of such Shareholder as soon as practicable and in any event within three Business Days following the later of the Effective Date and the date of deposit with the Depositary of the requisite documentation, unless the Shareholder indicates to Canadian Oil Sands that he or she wishes to pick-up the DRS Advice the Shareholder is entitled to receive, in which case the DRS Advice will be made available at the office of the Depositary for pick-up. If the Amalgamation is not completed, the surrendered Share Certificates will be returned by the Depositary. Under no circumstances will any amount be paid by Suncor, the Corporation, Amalco, the Depositary or any of their successors or affiliates by reason of any delay in paying the Amalgamation Consideration or otherwise.

In the event any Share Certificate which immediately before the Effective Date represented COS Shares has been lost, stolen or destroyed, a registered Shareholder should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Amalgamation Consideration in accordance with the Amalgamation.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Person surrendering them. Canadian Oil Sands recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

Suncor, Amalco (or any successor of Amalco) and/or the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, pursuant to the Amalgamation or in connection with any related transaction, such amounts as Amalco or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

Beneficial Shareholders

Beneficial Shareholders whose COS Shares are registered in the name of an intermediary or other nominee should contact that intermediary or nominee for instructions and assistance in delivering share certificates representing those COS Shares.

Prescription Period

On the Effective Date, the name of each registered Shareholder will be removed from the Canadian Oil Sands register of Shareholders and replaced accordingly, and the Share Certificate(s) held by such former holders of COS Shares will represent only the right to receive, upon such surrender, the Amalgamation Consideration (without interest), and in the case of a Dissenting Shareholder, the right to receive fair value for the COS Shares held. Subject to applicable laws respecting unclaimed property, any Share Certificate which prior to the Effective Date represented issued and outstanding COS Shares which has not been surrendered together with such other documents or instruments required for the holder to receive the Amalgamation Consideration, on or prior to the fifth anniversary of the Effective Date, such holder will be deemed to have donated and forfeited to Amalco (or its successor) on such fifth anniversary any Amalgamation Consideration (together with any dividends and distributions with respect thereto but net of any applicable withholdings under the Tax Act) held by the Depository for such holder.

Right to Dissent

The procedure to be followed by a Dissenting Shareholder who intends to dissent from the Amalgamation Resolution, as described in this Circular, and who wishes to require the Corporation to acquire the Dissenting Shareholder’s COS Shares and pay the fair value thereof, determined as of the close of business on the last Business Day before the day on which the Amalgamation Resolution is adopted, is set out in section 191 of the ABCA. Any Shareholder who wishes to dissent should take note that the exercise of dissent rights must be done in strict compliance with section 191 of the ABCA in order to be effective. It is strongly recommended that any Shareholder wishing to exercise a right to dissent seek legal advice, as failure to comply strictly with the provisions of section 191 of the ABCA may prejudice any such rights.

Section 191 provides that a Dissenting Shareholder may only make a claim under section 191 with respect to all the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. One consequence of this provision is that a Dissenting Shareholder may only exercise the right to dissent under section 191 in respect of shares which are registered in that Shareholder’s name. In many cases, shares beneficially owned by a Person (such Shareholders being referred to herein as “Beneficial Shareholders”) are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the COS Shares (such as a bank, trust company, securities dealer or broker, a trustee or administrator of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans, their nominees and others); or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise the right to dissent under section 191 directly (unless the COS Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary or nominee that the Beneficial Shareholder deals with in respect of his, her or its COS Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Shareholder’s behalf (which, if the COS Shares are registered in the name of CDS or another clearing agency, would require that the COS Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would have to exercise the right to dissent directly.

A Dissenting Shareholder who wishes to invoke the provisions of section 191 of the ABCA must send to the Corporation (c/o Blake, Cassels & Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8, Attention: Chad Schneider) before the Meeting or deposit with the Chair of the Meeting at the Meeting, a written objection to the Amalgamation Resolution (“a dissent notice”). The ABCA does not provide, and the Corporation will not assume, that a vote against the Amalgamation Resolution constitutes a dissent notice. An application by the Corporation (which for the purposes of this section will include any successors by way of amalgamation to the Corporation), or by a Dissenting Shareholder if he, she or it has sent a dissent notice as described above, may be made to the Court after the adoption of the Amalgamation Resolution to fix the fair value of the COS Shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last Business Day before the date on which the Amalgamation Resolution was adopted. If an application is made to the Court, the Corporation shall, unless the Court otherwise orders, send to each Dissenting Shareholder, at least ten days before the date on which the application is returnable if the Corporation is the applicant or within ten days after the Corporation is served with a copy of the application if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the COS Board (or the successor thereto) to be the fair value of the COS Shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

Upon the occurrence of the earliest of: (i) the Amalgamation becoming effective; (ii) the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation for the Dissenting Shareholder’s COS Shares; or (iii) a pronouncement of the Court fixing the fair value of the COS Shares; a Dissenting Shareholder ceases to have any rights as a Shareholder of Canadian Oil Sands, other than the right to be paid the fair value of such COS Shares by the Corporation in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount fixed by the Court, as the case may be. Until one of these three events occurs, the Dissenting Shareholder may withdraw the dissent notice or the Corporation may rescind the Amalgamation Resolution and in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the ABCA to have their COS Shares appraised or to receive the fair value thereof.

This summary is expressly subject to section 191 of the ABCA, the text of which is reproduced in its entirety in Appendix C to the Circular. The Corporation is not required to notify, and the Corporation will not notify, Shareholders of the time periods within which action must be taken in order for a Shareholder to perfect the Shareholder’s dissent rights.

INFORMATION CONCERNING CANADIAN OIL SANDS

Canadian Oil Sands is a public investment vehicle that provides a non-diversified “pure play” ownership interest in Syncrude, a large oil sands mining project holding high-quality strategic oil sands leases, and the Syncrude Joint Venture, a joint venture formed for the purpose of governing the Syncrude Project. Syncrude is located near Fort McMurray, Alberta, Canada and operates oil sands mines, bitumen extraction plants, an upgrading complex and utilities plants that collectively produce a single high quality, light, sweet synthetic crude oil blend, referred to as “Syncrude Sweet Premium”, which has an average gravity of about 32º API, low sulphur content of less than 0.2 per cent, a diesel cetane number of approximately 40 and a jet fuel smoke point of approximately 19 millimeters. The Corporation’s business is its indirect ownership of Syncrude and the marketing and sales of upgraded synthetic crude oil derived from such ownership, as well as other products related to such Syncrude interest.

The Syncrude Joint Venture is owned as various undivided interests by the Syncrude Participants and has produced upgraded synthetic crude oil since 1978. The assets of the Syncrude Joint Venture are operated and managed by SCL, which is owned by the Syncrude Participants in the same proportions as their interest in the Syncrude Joint Venture. SCL is a single purpose company that employs the SCL workforce and holds its retirement plans but has no significant tangible or capital assets. The Syncrude management committee governs the Syncrude Joint Venture and each Syncrude Participant nominates a representative to the committee, which is charged with making significant decisions and setting the strategic direction for the operation of the Syncrude Joint Venture.

Canadian Oil Sands is a reporting issuer in each of the provinces in Canada and the COS Shares are currently listed and posted for trading on the TSX under the symbol “COS”. Canadian Oil Sands is a corporation amalgamated under the ABCA. On February 5, 2016, following the take-up of COS Shares pursuant to the Offer, Canadian Oil Sands became a subsidiary of Suncor for the purposes of the ASA.

The registered and head office of Canadian Oil Sands is located at 2000 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Description of Securities

The Corporation is authorized to issue an unlimited number of COS Shares and up to a maximum of 10,000,000 preferred shares, issuable in series. The holders of COS Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each COS Share held. As no preferred shares are issued and outstanding, the holders of COS Shares are entitled to receive any dividend declared by the COS Board and to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. As at February 18, 2016, an aggregate of 484,614,325 COS Shares were issued and outstanding.

Dividends

Dividend payments have historically been determined on a quarterly basis by the COS Board in the context of current and expected crude oil prices, economic conditions, Syncrude’s operating performance, and the Corporation’s capacity to finance operating and investing obligations. Dividend levels have been established with the intent of absorbing short-term market volatility over several quarters while maintaining a strong balance sheet to reduce exposure to potential oil price declines, cost increases or major operational upsets.

Shareholders should consult the discussion regarding the volatility and lack of certainty on dividends under “Risk Factors” in the COS AIF. The Corporation’s two year dividend history is set out below.

Payment Date	Amount per COS Share

November 30, 2015	$0.05
August 31, 2015	$0.05
May 29, 2015	$0.05
February 27, 2015	$0.05
November 28, 2014	$0.35
August 29, 2014	$0.35
May 30, 2014	$0.35
February 28, 2014	$0.35

In accordance with the terms of the Support Agreement, the Corporation has suspended its dividend payments. On February 19, 2016, in connection with the Offer, the Corporation also terminated its previously suspended Premium Dividend, Dividend Reinvestment and Optional Share Purchase Plan.

Following the completion of the Amalgamation, Shareholders who retain Suncor Shares will receive dividends in respect of such Suncor Shares as, if and when declared and paid in accordance with Suncor’s dividend policies. Shareholders who did not validly tender their COS Shares pursuant to and prior to the expiry of the Offer will not be entitled to receive Suncor’s first quarter 2016 dividend of $0.29 per Suncor Share payable on March 25, 2016 to Suncor Shareholders of record on March 4, 2016 in respect of any Suncor Shares received pursuant to the Amalgamation as the completion of the Amalgamation will not occur until after the March 4, 2015 Suncor dividend record date. See “Information Concerning Suncor – Dividends” below for further information respecting the amount and timing of historical Suncor dividend payments

Price Range and Trading Volumes

The COS Shares are listed and posted for trading on the TSX under the symbol “COS”. The following table sets forth the price ranges and the volume traded of the COS Shares as reported by the TSX for the periods indicated.

COS Shares	High ($)	Low ($)	Volume (in 000’s)
2015
July	10.20	6.72	56,749
August	7.90	5.61	61,011
September	7.33	5.94	51,174
October	10.18	6.03	98,721
November	10.38	8.29	54,374
December	9.01	7.82	44,310
2016
January	9.39	7.07	78,318
February 1-18	9.35	7.98	23,150

On February 18, 2016, the closing price of the COS Shares on the TSX was $9.24. As soon as practicable following the completion of the Amalgamation the COS Shares are expected to be de-listed from the TSX.

Previous Purchases and Sales

The Corporation has not purchased or sold any of its securities (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights) in the 12 month period prior to the date hereof.

Previous Distributions

The Corporation has not made any public distributions of COS Shares in the five year period prior to the date hereof.

Additional Information

Additional information relating to Canadian Oil Sands is available on SEDAR at www.sedar.com. Financial information concerning Canadian Oil Sands is contained in the COS Annual Financial Statements and the COS Interim Financial Statements and the accompanying COS Annual MD&A and COS Interim MD&A, respectively, each of which are available on SEDAR under the Corporation’s profile. In addition, Shareholders may obtain copies of the COS Interim Financial Statements and COS Interim MD&A without charge by contacting the Corporation at 2000 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Corporate Secretary and/or by telephone (403) 218-6200.

INFORMATION CONCERNING SUNCOR

General

Suncor is Canada’s leading integrated energy company, strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil and natural gas in Canada and internationally; transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Periodically, Suncor markets third party petroleum products. In addition, Suncor conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas and by-products. Suncor reports the results of its operations in three segments: Oil Sands, Exploration and Production (E&P) and Refining and Marketing, and reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations (which includes investments in renewable energy projects).

Suncor is a reporting issuer in each of the provinces and territories of Canada and is also subject to the reporting requirements of the Exchange Act and files certain documents with the SEC. The Suncor Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SU”.

The registered and head office of Suncor is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

For a complete description of Suncor’s organizational structure and material subsidiaries, see “Corporate Structure” in the Suncor AIF, incorporated by reference into this Circular.

For further information regarding Suncor and its business activities, see “General Development of the Business” and “Narrative Description of Suncor’s Business” in the Suncor AIF, incorporated reference into this Circular.

Documents Incorporated by Reference

Information regarding Suncor has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com under Suncor’s profile and, upon request to Suncor’s Corporate Secretary at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, Attention: Corporate Secretary (or by telephone at 1-800-558-9071), Suncor will promptly provide a copy of any such document without charge.

The following documents of Suncor filed with the various securities commissions or similar authorities in the jurisdictions where Suncor is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Circular:

(a)	the Suncor Annual Financial Statements;

(b)	the Suncor Annual MD&A;

(c)	the Suncor AIF;

(d)	the management proxy circular of Suncor dated February 26, 2015 in connection with the annual general meeting of the Suncor Shareholders held on April 30, 2015;

(e)	the Suncor Interim Financial Statements;

(f)	the Suncor Interim MD&A; and

(g)	the Suncor Fourth Quarter Report.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports (excluding those portions that are not required pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference herein) filed by Suncor with the securities commissions or similar authorities in Canada and the United States subsequent to the date of the Circular and prior to the completion of the Amalgamation will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information contained or otherwise accessed through Suncor’s website at www.suncor.com or any website, other than those documents incorporated by reference herein and filed on the SEDAR website under Suncor’s profile, does not form part of this Circular.

Description of Share Capital

Authorized and Outstanding Share Capital

Suncor’s authorized share capital is comprised of an unlimited number of Suncor Shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at February 18, 2016, there were 1,544,891,993 Suncor Shares and no preferred shares issued and outstanding. Suncor has advised that, to the knowledge of the Suncor Board and executive officers of Suncor, no Person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of Suncor. The holders of Suncor Shares are entitled to attend all meetings of Suncor Shareholders and vote at any such meeting on the basis of one vote for each Suncor Share held. Suncor

Shareholders are entitled to receive any dividend declared by the Suncor Board on the Suncor Shares and to participate in a distribution of Suncor’s assets among the Suncor Shareholders for the purpose of winding up its affairs. The holders of the Suncor Shares shall be entitled to share equally, share for share, in all distributions of such assets.

Petro-Canada Public Participation Act

The Petro-Canada Public Participation Act requires that the articles of Suncor include certain restrictions on the ownership and voting of voting shares of Suncor. The Suncor Shares are voting shares. No Person, together with associates of that Person, may subscribe for, have transferred to that Person, hold, beneficially own or control otherwise than by way of security only, or vote in the aggregate, voting shares of Suncor to which are attached more than 20% of the votes attached to all outstanding voting shares of Suncor. Additional restrictions include provisions for suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale of shares, and redemption and suspension of other shareholder rights. The Suncor Board may at any time require holders of, or subscribers for, voting shares, and certain other Persons, to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. Suncor is prohibited from accepting any subscription for, and issuing or registering a transfer of, any voting shares if a contravention of the individual ownership restrictions results. Suncor’s articles, as required by the Petro-Canada Public Participation Act, also include provisions requiring Suncor to maintain its head office in Calgary, Alberta; prohibiting Suncor from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one Person or group of associated Persons, or to non-residents, other than by way of security only in connection with the financing of Suncor; and requiring Suncor to ensure (and to adopt, from time-to-time, policies describing the manner in which Suncor will fulfill the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from Suncor’s head office and any other facilities where Suncor determines there is significant demand for communication with, and services from, that facility in that language.

Further details of the rights, privileges and restrictions attached to the Suncor Shares is set forth at Appendix D to this Circular.

Dividends

The Suncor Board has established a practice of paying dividends on a quarterly basis. Suncor reviews its dividend policy from time-to-time with regard to its financial position, financing requirements for growth, cash flow and other factors which the Suncor Board considers relevant. The Suncor Board approved an increase in the quarterly dividend to $0.23 per Suncor Share from $0.20 per Suncor Share in the first quarter of 2014 and in July 2014, the Suncor Board approved a per share increase of $0.05 to Suncor’s quarterly dividend to $0.28 per Suncor Share. The Suncor Board further increased Suncor’s quarterly dividend to $0.29 per Suncor Share in July 2015. Dividends are paid subject to applicable law, if, as and when declared by the Suncor Board.

The Suncor Board has approved a dividend of $0.29 per Suncor Share payable on March 25, 2016 to Suncor Shareholders of record on March 4, 2016. Former Shareholders whose COS Shares have been taken up by Suncor prior to the dividend record date of March 4, 2016 will be entitled to receive this dividend in respect of the Suncor Shares received in exchange for their COS Shares, provided that they continue to hold the Suncor Shares on the record date. Shareholders who do not validly tender to the Offer prior to its expiry and whose Shares are not taken up by Suncor before the March 4, 2016 dividend record date, as well as Shareholders whose COS Shares are ultimately exchanged for Suncor Shares pursuant to the Amalgamation, will not be entitled to receive this dividend in respect of the Suncor Shares received in exchange for their Shares, as the completion of the Amalgamation will not occur until after the record date for the payment of the dividend by Suncor.

Price Range and Trading Volumes

The Suncor Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SU”. The following table sets forth the price ranges and the volume traded of the Suncor Shares on the TSX as reported by the TSX for the periods indicated.

Suncor Shares	High ($)	Low ($)	Volume (in 000’s)
2015
February	40.60	37.25	65,923
March	37.83	34.44	68,006
April	40.93	37.10	65,413
May	39.74	35.87	51,291
June	36.81	33.43	64,887
July	37.23	32.43	61,938
August	38.19	32.13	63,719
September	36.37	33.16	76,547
October	39.17	34.40	83,608
November	40.35	36.22	63,510
December	37.80	34.03	62,085
2016
January	35.90	27.32	87,386
February 1-18	33.45	28.40	54,413

The following table sets forth the price ranges and the volume traded of the Suncor Shares on the NYSE as reported by the NYSE for the periods indicated.

Suncor Shares	High (US$)	Low (US$)	Volume (in 000’s)
2015
February	32.43	29.60	83,890
March	30.31	27.00	74,937
April	33.49	29.33	80,469
May	32.87	28.67	69,332
June	29.76	27.24	88,211
July	28.57	24.91	93,032
August	29.17	24.20	107,148
September	27.65	25.04	101,987
October	29.98	26.24	119,660
November	30.70	27.16	69,677
December	28.28	24.97	83,972
2016
January	25.85	18.71	116,585
February 1-18	24.49	20.35	82,846

On February 18, 2016, the closing price of the Suncor Shares on the TSX and NYSE was $33.00 and US$23.99, respectively.

Prior Sales

The following table summarizes the issuances of Suncor Shares and securities convertible into Suncor Shares in the 12 month period prior to the date hereof. Other than the 98,812,600 Suncor Shares issued to date in connection with the Offer and as summarized in the below table, Suncor has not issued any Suncor Shares or securities convertible into Suncor Shares in the above-mentioned period of time:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security ($)(3)

Between February 19, 2015 and February 18, 2016	Suncor Shares(1)	2,487,873	30.38
Between February 19, 2015 and February 18, 2016	Suncor Options(2)	8,307,300	30.39

Notes:

(1)	Suncor Shares issued on the exercise of Suncor Options.
(2)	Suncor Options granted pursuant to the Suncor Option Plans.
(3)	Represents the weighted average exercise price per Suncor Option.

As noted above, Suncor may issue additional Suncor Shares after the date hereof and prior to the Amalgamation to the extent it takes up and pays for any further COS Shares tendered to the Offer prior to the expiry thereof.

Consolidated Capitalization of Suncor

The following table sets forth the consolidated capitalization of Suncor based on its unaudited consolidated financial statements as at September 30, 2015 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by Suncor of all outstanding COS Shares. The financial information set out below should be read in conjunction with Suncor Interim Financial Statements which are incorporated by reference in this Circular, as well as the unaudited pro forma consolidated balance sheet of Suncor as at September 30, 2015 and the unaudited pro forma consolidated statement of net earnings (loss) of Suncor for the nine month period ended September 30, 2015, giving effect to the proposed acquisition of all outstanding COS Shares, in the manner set forth therein, set forth at Appendix A to the Fourth Notice of Variation and Change which is available on SEDAR at www.sedar.com under the Corporation’s profile. Other than as set forth below, there have been no material changes to Suncor’s share and loan capital since September 30, 2015.

September 30, 2015
	Actual	As adjusted
(unaudited) (in $ millions)
Short-term debt	750	750
Current portion of long-term debt	69	69
Long-term debt	14 141	16 807

Total Debt	14 960	17 626

Share capital	19 426	23 662
Contributed surplus	630	630
Accumulated other comprehensive income	1 134	1 134
Retained earnings	19 958	19 905

Total Shareholders’ equity	41 148	45 331

Capitalization	56 108	62 957

Risk Factors

Whether or not the Amalgamation is completed, Suncor will continue to face many of the risk factors that it currently faces with respect to its business and affairs. Readers are urged to consult the information set out under the heading “Risk Factors” in the Suncor AIF, which is incorporated by reference herein. In addition, readers should consider the following additional risk factors relating to the Amalgamation.

The Suncor Shares issued in connection with the Amalgamation may have a market value different than expected.

Pursuant to the Amalgamation, if consummated, Shareholders will receive 0.28 of a Suncor Share for each of their COS Shares. This number of Suncor Shares per COS Share will not be adjusted to reflect any change in the market value of Suncor Shares that may occur, whether prior to, on or after the date of mailing of this Circular, the date of the Meeting, the effective date of the Amalgamation or otherwise. The market value of Suncor Shares may vary significantly from the market value at the dates referenced in the Circular. For example, during the 12 month period ended on February 18, 2016, the trading price of Suncor Shares on the TSX varied from a low of $27.32 to a high of $40.93 and closed on February 18, 2016 at $33.00. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Suncor, regulatory considerations, general market and economic conditions, and other factors over which the neither Suncor nor the Corporation has control.

The issuance of Suncor Shares as consideration under the Offer or in connection with the Amalgamation could adversely affect the market price of the Suncor Shares.

If all of the COS Shares remaining outstanding after the initial take-up by Suncor of COS Shares pursuant to the Offer on February 5, 2016 are either tendered to the Offer or exchanged for Suncor Shares pursuant to the Amalgamation, up to an estimated additional 135,692,011 Suncor Shares will be available for trading in the public market based on the estimated number of COS Shares that will be issued and outstanding at the time that the Offeror takes up and pays for any remaining COS Shares pursuant to the Offer and at the effective date of the Amalgamation. The overall increase in the number of Suncor Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Suncor Shares. The perceived risk of substantial sales of Suncor Shares, as well as any actual sales of such Suncor Shares in the public market, could adversely affect the market price of the Suncor Shares.

Dissent and appraisal rights may be exercised in respect of a substantial percentage of Shares.

As described elsewhere in this Circular, Shareholders may exercise dissent and appraisal rights in connection with the Amalgamation. If the statutory procedures governing dissent rights are complied with, there may be a judicial determination of the fair value required to be paid to such Dissenting Shareholders for their COS Shares that is different from the consideration to be paid pursuant to the Amalgamation. There is no assurance that the Amalgamation can be completed without Shareholders exercising dissent rights in respect of a substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Suncor’s financial position and liquidity.

Suncor may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made and the Amalgamation has been proposed with the expectation that their successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of the Corporation and Suncor can be integrated in an efficient and effective manner. The integration of the two companies may present challenges to management of Suncor and Suncor may encounter unanticipated delays, liabilities and costs. There can be no assurance that the operational or other synergies that Suncor anticipates to realize in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

Auditors, Reserves and Resources Evaluators, Transfer Agent and Registrar

Suncor’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated February 24, 2015 in respect of Suncor’s consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income, changes in Shareholders’ equity and cash flows for the years ended December 31, 2014 and December 31, 2013, and the related notes, and the report on internal control over financial reporting as at December 31, 2014. Such audited consolidated financial statements have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that they are independent with respect to Suncor within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Certain information relating to Suncor’s reserves and resources in Suncor’s AIF was evaluated or audited by GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited, each of which is an independent qualified reserves evaluator. The principals of each of GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited, in each case as a group, own beneficially, directly or indirectly, less than 1% of any class of the outstanding securities of Suncor. Information about Suncor’s reserves and resources has been incorporated by reference herein in reliance upon the authority of such firms as experts.

Additional Information

Additional information relating to Suncor is available on SEDAR at www.sedar.com. Financial information concerning Suncor is contained in the Suncor Annual Financial Statements and the Suncor Interim Financial Statements and the accompanying Suncor Annual MD&A and Suncor Interim MD&A, respectively, each of which is incorporated herein by reference and can be accessed on SEDAR under Suncor’s profile. In addition, Suncor Shareholders may obtain copies of the Suncor Annual Financial Statements, Suncor Interim Financial Statements, Suncor Annual MD&A and Suncor Interim MD&A without charge by contacting Suncor at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, Attention: Corporate Secretary.

Documents Filed with the SEC as Part of the Registration Statement

A Registration Statement (“Registration Statement”) under the U.S. Securities Act, which covers the Suncor Shares to be offered to Shareholders that are residents of the United States pursuant to the Amalgamation, has been filed with the SEC on Form F-80. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as part of the Registration Statement: (a) the Notice of Meeting; (b) the Circular; (c) the Form of Proxy accompanying the Circular, (d) the Letter of Transmittal; (e) the documents listed in the section of the Circular titled, “Information Concerning Suncor – Documents Incorporated by Reference”; (f) the Amalgamation Agreement; (g) the Support Agreement; (h) the consents of Blake, Cassels & Graydon LLP, GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited and PricewaterhouseCoopers LLP; and (i) powers of attorney. The unaudited financial results of Suncor for the three and twelve month periods ended December 31, 2015 incorporated by reference in the Circular have been prepared by, and are the responsibility of, Suncor’s management. PricewaterhouseCoopers LLP has not completed an audit or review of these unaudited financial results. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

INFORMATION CONCERNING NEWCO

Newco was incorporated under the ABCA on February 16, 2016 as an indirect wholly-owned subsidiary of Suncor. Newco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. No securities of Newco are outstanding other than one common share issued to Holdco at a price of $100 per share. Newco was incorporated for the sole purpose of participating in the Amalgamation and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters. Newco has no assets other than the $100 received from Holdco to subscribe for its Newco Common Share and Newco has no liabilities. The board of directors of Newco is comprised of Shawn Poirier, Alexander (Sandy) Martin and Stephen D.L. Reynish, each of which is an employee of Suncor. Newco’s directors and officers are not remunerated by Newco for serving as directors and officers of Newco. Newco’s principal and registered offices are located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

INFORMATION CONCERNING HOLDCO

Holdco was incorporated under the ABCA on February 16, 2016 as a direct wholly-owned subsidiary of Suncor. Holdco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. No securities of Holdco are outstanding other than one common share issued to Suncor at a price of $100 per share. Holdco was incorporated for the sole purpose of participating in the Amalgamation and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters. Holdco has no assets other than the sole outstanding Newco Common Share and Holdco has no liabilities. The board of directors of Holdco is comprised of Mel E. Benson, Alister Cowan, Maureen McCaw, Stephen D.L. Reynish and E.F.H. (Harry) Roberts. Holdco’s directors and officers are not remunerated by Holdco for serving as directors and officers of Holdco. Holdco’s principal and registered offices are located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, special counsel to Canadian Oil Sands and counsel to Suncor, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation generally applicable to a Beneficial Shareholder who, at all relevant times, for purposes of the Tax Act holds COS Shares and will hold any Suncor Shares received pursuant to the

Amalgamation as capital property, deals at arm’s length with Canadian Oil Sands, Suncor, Newco and Holdco and is not affiliated with Canadian Oil Sands, Suncor, Newco or Holdco and holds its COS Shares as capital property for the purposes of the Tax Act (a “Holder”). Generally, COS Shares and Suncor Shares will be considered capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Shareholders who acquired COS Shares pursuant to employee compensation plans. In addition, this summary does not apply to a Holder (i) that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules applicable to securities held by financial institutions), (ii) an interest in which is a “tax shelter investment”, (iii) that is a “specified financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that has entered, or will enter, into, with respect to COS Shares or Suncor Shares, as the case may be, a “derivative forward agreement”, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada

This part of the summary is applicable to a Holder who, at all relevant times, for purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property of any COS Shares and Suncor Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose COS Shares or Suncor Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Exchange of COS Shares

COS Shares held by Resident Holders (other than Dissenting Shareholders) will be exchanged for Suncor Shares on the Amalgamation.

A Resident Holder who receives Suncor Shares in exchange for COS Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the exchange. Such Holder will be considered to have disposed of its COS Shares for proceeds of disposition equal to the aggregate adjusted cost base of the COS Shares to the Holder immediately before the Amalgamation and to have acquired such Suncor Shares at an aggregate cost equal to such proceeds of disposition. This cost will be averaged with the adjusted cost base of all other Suncor Shares held by the Holder as capital property for the purpose of determining the adjusted cost base of each Suncor Share held by the Holder.

Dissenting Resident Holders

In the view of counsel, the tax consequences to a Resident Holder who exercises the right to dissent pursuant to the ABCA (for the purposes of this section “Dissent Rights”) in respect of the Amalgamation (in each case, a

“Dissenting Resident Holder”) are unclear. The obligation to pay fair value to Dissenting Resident Holders is an obligation of Canadian Oil Sands, but the timing of the payment will not occur until after the Amalgamation at which point Canadian Oil Sands will be part of Amalco. Under one interpretation, a Dissenting Resident Holder who is paid fair value of such Dissenting Resident Holder’s COS Shares by Canadian Oil Sands may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Resident Holder’s COS Shares (other than in respect of interest awarded by the court) exceeds the paid-up capital of such COS Shares to the Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Resident Holder will also be considered to have disposed of COS Shares for proceeds of disposition equal to the cash received in respect of the fair market value of such Dissenting Resident Holder’s COS Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend.

Alternatively, since the payment to Dissenting Resident Holders is not made until after the Amalgamation, a Dissenting Resident Holder who is paid the fair value of such Dissenting Resident Holder’s COS Shares by Amalco may realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Resident Holder’s COS Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such COS Shares to the Resident Holder and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below. The CRA has adopted an administrative position supporting this interpretation in certain circumstances. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Amalgamation. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 10 2⁄3% on its “aggregate investment income” (as defined in the Tax Act), including interest income. For taxation years that begin before 2016, the former 6 2⁄3% rate of refundable tax is prorated according to the number of days in the taxation year that are before 2016. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holding and Disposing of Suncor Shares

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on its Suncor Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Suncor as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 38 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Suncor Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 10 2⁄3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing taxable income. For taxation years that begin before 2016, the former 6 2⁄3% rate of refundable tax is prorated according to the number of days in the taxation year that are before 2016. Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions

Generally, on a disposition or deemed disposition of a Suncor Share (other than in a tax deferred transaction), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Suncor Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “– Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Suncor Share may be reduced by the amount of certain dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share is substituted or exchanged) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where shares are owned by a partnership or a trust of which a corporation, trust or partnership is a beneficiary or a member. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 10 2⁄3% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains. For taxation years that begin before 2016, the former 6 2⁄3% rate of refundable tax is prorated according to the number of days in the taxation year that are before 2016.

Eligibility for Investment

The Suncor Shares, provided they are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of issuance pursuant to the Amalgamation, will be qualified investments under the Tax Act for trusts governed by a RRSP, a RRIF, a RESP, a deferred profit sharing plan, a registered disability savings plan and a TFSA. In the case of an RRSP, RRIF or TFSA, provided the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with and does not have a “significant interest” (within the meaning of the Tax Act) in Suncor, the Suncor Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA. Prospective holders should consult their own tax advisors regarding their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act is resident in the U.S., is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the COS Shares in a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of COS Shares

COS Shares held by Non-Resident Holders (other than Dissenting Shareholders) will be exchanged for Suncor Shares as a result of the Amalgamation.

A Non-Resident Holder who receives Suncor Shares in exchange for COS Shares on the Amalgamation will not realize a capital gain or capital loss as a result of the exchange. The Non-Resident Holder will be considered to have disposed of the COS Shares for proceeds of disposition equal to the aggregate adjusted cost base of the COS Shares to the Non-Resident Holder immediately before the effective time of the Amalgamation and to have acquired such Suncor Shares at an aggregate cost equal to such proceeds of disposition. This cost will be averaged with the adjusted cost base on all other Suncor Shares held by the Non-Resident Holder for the purposes of determining the adjusted cost base of each Suncor Share held by the Non-Resident Holder.

Non-Resident Holders who dispose of COS Shares that are “taxable Canadian property” (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances. For a description of the definition of “taxable Canadian property”, see “Dissenting Non-Resident Holders” below.

Dissenting Non-Resident Holders

In the view of counsel, the tax consequences to a Non-Resident Holder who exercises Dissent Rights in respect of the Amalgamation (in each case, a “Dissenting Non-Resident Holder”) are unclear. The obligation to pay fair value for Dissenting Non-Resident Holders is an obligation of Canadian Oil Sands, but the timing of the payment will not occur until after the Amalgamation at which point Canadian Oil Sands will be part of Amalco. Under one interpretation, a Dissenting Non-Resident Holder who is paid fair value of such Dissenting Non-Resident Holder’s COS Shares by Canadian Oil Sands may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder’s COS Shares (other than in respect of interest awarded by the court) exceeds the paid-up capital of such COS Shares to the Dissenting Non- Resident Holder as determined under the Tax Act. In such circumstances, a Dissenting Resident Holder will also be considered to have disposed of COS Shares for proceeds of disposition equal to the cash received in respect of the fair market value of such Dissenting Non-Resident Holder’s COS Shares less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend.

Alternatively, since the payment to Dissenting Non-Resident Holders is not made until after the Amalgamation, a Dissenting Non-Resident Holder who is paid the fair value of such Dissenting Non-Resident Holder’s COS Shares by Amalco may realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder’s COS Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such COS Shares to the Dissenting Non-Resident Holder as determined under the Tax Act and any reasonable costs of disposition (for a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” above). The CRA has adopted an administrative position supporting this interpretation in certain circumstances. Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

In light of the uncertainty concerning the tax consequences to a Non-Resident Holder who exercises Dissent Rights under the Amalgamation, counsel has been advised by Suncor that following the Amalgamation, Suncor intends to cause Canadian Oil Sands or Amalco to withhold and remit the amount that Canadian Oil Sands or Amalco reasonably believes it is required to remit under the Tax Act to the Receiver General of Canada and such amount will not be delivered by Canadian Oil Sands or Amalco to the Non-Resident Holder. Non-Resident Holders who believe that they are entitled to a refund of all or part of any amount remitted to the Receiver General of Canada should consult with their own advisors with respect to filing a Canadian income tax return and/or such other documents as may be necessary to seek a refund of such amount from the CRA.

A Dissenting Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of COS Shares pursuant to the exercise of their Dissent Rights unless such COS Shares are considered to be “taxable Canadian property” to such Dissenting Non-Resident Holder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Dissenting Non-Resident Holders whose COS Shares may constitute “taxable Canadian property” should consult their own tax advisors.

Provided that the COS Shares are listed on a designated stock exchange (as defined in the Tax Act, which currently includes the TSX) at the time of disposition, the COS Shares will generally not constitute “taxable Canadian property” to a Dissenting Non-Resident Holder at the time of the Amalgamation, unless at any time during the 60-month period immediately preceding the disposition of the COS Shares: (a) one or any combination of (i) the Dissenting Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of Canadian Oil Sands; and (b) more than 50% of the fair market value of the COS Share was derived directly or indirectly, from one or a combination of (i) real or immovable property situated in Canada, (ii) Canadian resource property (as defined in the Tax Act), (iii) timber resource property (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law, rights in, property in any of the foregoing whether or not the property exists.

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Amalgamation, the interest will not be subject to Canadian withholding tax under the Tax Act.

Holding and Disposing of Suncor Shares

Dividends

Dividends paid or credited on the Suncor Shares or deemed to be paid or credited on the Suncor Shares to a Non- Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Suncor Share, unless the Suncor Share is “taxable Canadian property” to the Non- Resident Holder for purposes of the Tax Act. For a description of “taxable Canadian property” see “Dissenting Non-Resident Holders” above, as analogous tests will apply in respect of the Suncor Shares. In addition, where a Non-Resident Holder acquires Suncor Shares in exchange for COS Shares that are “taxable Canadian property”, the Suncor Shares will be deemed to be “taxable Canadian property” for the 60 month period that commences on the Effective Date. Non-Resident Holders who dispose of Suncor Shares that are “taxable Canadian property” should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to Shareholders of their participation in the Amalgamation and of ownership of Suncor Shares. This summary is based on certain assumptions with respect to Canadian Oil Sands and the execution of the Amalgamation. This discussion only addresses “U.S. Holders” (as defined below) that hold their COS Shares and Suncor Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment). This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding COS Shares or Suncor Shares as part of a hedging, integrated, conversion, wash sale or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired COS Shares in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). Furthermore, this discussion does not address the tax consequences to U.S. Holders that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Canadian Oil Sands or U.S. Holders that following the Amalgamation will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Suncor. In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax or any foreign, U.S. state, U.S. local or other tax Laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from the U.S. federal income tax considerations, that may be applicable to particular holders. This discussion is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder and the Canada-U.S. Tax Treaty, in each case, as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

EACH SHAREHOLDER IS URGED TO CONSULT ITS U.S. TAX ADVISORS REGARDING THE POTENTIAL U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE AMALGAMATION AND OWNERSHIP OF SUNCOR SHARES, IN LIGHT OF SUCH SHAREHOLDER’S INDIVIDUAL CIRCUMSTANCES, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION.

As used herein, a “U.S. Holder” means a beneficial owner of COS Shares or Suncor Shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership holds COS Shares or Suncor Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of COS Shares or Suncor Shares that are partnerships (and partners in such partnerships) are urged to consult their own U.S. tax advisors as to the consequences of the partnership participating in the Amalgamation.

U.S. Federal Income Tax Consequences of the Amalgamation for U.S. Holders

Suncor intends for the Offer, the Amalgamation and the subsequent amalgamation between Amalco and Holdco, taken together (the “exchange transaction”), to be treated as a reorganization within the meaning of Section 368(a) of the Code (a “reorganization”). If the exchange transaction is so treated, a U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes. The determination of whether the exchange transaction will qualify for such treatment depends on the resolution of complex issues and facts and as a result, it is uncertain as to whether the exchange transaction will qualify as a tax-free reorganization or a fully taxable transaction. In addition, no ruling from the IRS concerning the U.S. federal income tax consequences of the exchange transaction has been obtained and none is expected to be requested. Thus, there can be no assurance that the exchange transaction will be treated as a reorganization and that the IRS will not challenge the tax consequences described herein.

If the exchange transaction fails to qualify as a reorganization, then, subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the cash and/or the fair market value of Suncor Shares to which such U.S. Holder is entitled under the exchange transaction) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. Holder is generally taxed at preferential rates, if the Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of COS Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains recognized in respect of the Amalgamation.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder upon exchange of COS Shares pursuant to the Amalgamation if Canadian Oil Sands is or was treated as a PFIC for any taxable year during which the U.S. Holder holds or held Shares. In general, Canadian Oil Sands would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds or held COS Shares, after applying certain look through rules, either (a) at least 75% of the gross income of Canadian Oil Sands for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of Canadian Oil Sands’ gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains.

Suncor has not undertaken to ascertain whether the Corporation is treated as a PFIC, including following Suncor’s acquisition of control of the Corporation on February 5, 2016. On February 24, 2015, in a publicly filed document, the Corporation indicated, that, as of that date, it believed that it is reasonable to take the position that it is not a PFIC. Nevertheless, the determination of PFIC status is fundamentally factual in nature and depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Consequently, no assurance can be provided that the Corporation is not and has not been classified as a PFIC.

If Canadian Oil Sands is a PFIC for any taxable year during which a U.S. Holder holds the COS Shares, the PFIC rules may cause U.S. Holders to be subject to adverse tax consequences on the exchange of COS Shares for Suncor Shares and additional filing requirements. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of PFIC rules to their participation in the Amalgamation.

Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Amalgamation. A U.S. Holder may also be subject to backup withholding at a current rate of 28% with respect to the proceeds of participating in the Amalgamation unless the holder (1) comes within certain exempt categories and demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Related to Ownership of Suncor Shares

Distributions on Suncor Shares

Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend Suncor pays to a U.S. Holder out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends that constitute qualified dividend income will be taxable to a noncorporate U.S. Holder at the preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Suncor Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Suncor pays with respect to Suncor Shares generally will be qualified dividend income.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Suncor Shares and thereafter as capital gain. However, Suncor does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions Suncor makes as dividends.

Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-U.S. Tax Treaty and paid over to Canada will be creditable or deductible against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian Law or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Sale or Other Disposition of Suncor Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes Suncor Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and such holder’s tax basis, determined in U.S. dollars, in the Suncor Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Suncor Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Suncor Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains in respect of their investment in the Suncor Shares.

PFIC Rules

Suncor believes that Suncor Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, Suncor will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds Suncor Shares, after applying certain look through rules, either (i) at least 75% of the gross income of Suncor for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of Suncor’s assets is attributable to assets that produce or are held for the production of passive income.

If Suncor were to be treated as a PFIC, unless a holder of Suncor Shares elects to be taxed annually on a mark-to-market basis with respect to the Suncor Shares, gain realized on the sale or other disposition of Suncor Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Suncor Shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Suncor Shares will be treated as stock in a PFIC if Suncor were a PFIC at any time during a holder’s holding period in the Suncor Shares. Dividends received from Suncor will not be eligible for the special tax rates applicable to qualified dividend income if Suncor is a PFIC (or is treated as a PFIC with respect to a holder of Suncor Shares) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their U.S. tax advisors regarding the application of this reporting requirement to their ownership of Suncor Shares.

Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Suncor Shares effected at a U.S. office of a broker. Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder’s federal income tax returns.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

MATERIAL CHANGES AND OTHER INFORMATION

Except for the Offer and the take-up of COS Shares thereunder and the Amalgamation and as otherwise disclosed publicly by Canadian Oil Sands, there is no information which indicates that any material change has occurred in the affairs of Canadian Oil Sands since the date of the last available published financial statements of Canadian Oil Sands.

LEGAL MATTERS

Certain legal matters in relation to the Amalgamation will be reviewed and passed upon by Blake, Cassels & Graydon LLP, special legal counsel to Canadian Oil Sands for the purposes of the Amalgamation and counsel to Newco and Suncor. As at the date of this Circular, partners and associates of Blake, Cassels & Graydon LLP, beneficially, directly or indirectly, less than 1% of the issued and outstanding securities of each of Canadian Oil Sands and Suncor and their respective associates and affiliates. Sullivan & Cromwell LLP has advised Suncor regarding certain matters of United States law.

DATE

The information provided in this Circular is given as of February 19, 2016 unless otherwise specified.

ADDITIONAL INFORMATION

Additional information relating to Canadian Oil Sands is available through the Internet via SEDAR at www.sedar.com or on our website at www.cdnoilsands.com.

APPENDIX A

AMALGAMATION RESOLUTION

BE IT RESOLVED THAT:

1.

The amalgamation (the “Amalgamation”) of Canadian Oil Sands Limited (“Canadian Oil Sands”) and 1950456 Alberta Ltd. (“Newco”), and involving Suncor Energy Ventures Corporation (“Holdco”) as the sole shareholder of Newco, Suncor Energy Inc. (“Suncor”) and the holders of common shares of Canadian Oil Sands (the “COS Shareholders”), substantially upon the terms and conditions set forth in the form of amalgamation agreement (the “Amalgamation Agreement”) dated February 19, 2016 among Canadian Oil Sands, Newco, Holdco and Suncor attached as Appendix B to the management proxy circular of Canadian Oil Sands dated February 19, 2016 is hereby authorized and approved.

2.	The Amalgamation Agreement, as it may be amended in accordance with its terms, is hereby authorized and approved.

3.

Any one officer or director of Canadian Oil Sands is hereby authorized and directed for and on behalf of Canadian Oil Sands to execute and deliver articles of amalgamation to the Registrar under the Business Corporations Act (Alberta) and to execute and deliver for and in the name of and on behalf of Canadian Oil Sands, whether under corporate seal or otherwise, all such other certificates, instruments, agreements, documents and notices, and to take all such further actions that such person may determine to be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such certificate, instrument, agreement, document or notice and taking of such action.

4.

The Board of Directors of Canadian Oil Sands is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the COS Shareholders and to determine not to proceed with the Amalgamation.

A-1

APPENDIX B

AMALGAMATION AGREEMENT

B-1

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 19th day of February, 2016

AMONG:

CANADIAN OIL SANDS LIMITED,

a corporation existing under the laws of the Province of Alberta (“COS”)

-and-

1950456 ALBERTA LTD.,

a corporation existing under the laws of the Province of Alberta (“Newco”)

-and-

SUNCOR ENERGY VENTURES CORPORATION,

a corporation existing under the laws of the Province of Alberta (“Holdco”)

-and-

SUNCOR ENERGY INC.,

a corporation existing under the laws of Canada (“Suncor”)

RECITALS:

A.	COS and Newco have agreed to amalgamate pursuant to the Business Corporations Act (Alberta) and upon the terms and conditions set forth herein;

B.

The authorized share capital of COS consists of an unlimited number of COS Shares (as defined herein) and up to a maximum of 10,000,000 preferred shares, issuable in series, of which 484,614,325 COS Shares are issued and outstanding and no preferred shares are issued and outstanding as of the date hereof;

C.

The authorized share capital of Newco consists of an unlimited number of common shares and an unlimited number of preferred shares, of which one (1) common share is issued and outstanding as of the date hereof, which is owned by Holdco, and no preferred shares are issued and outstanding;

D.

The authorized share capital of Holdco consists of an unlimited number of common shares and an unlimited number of preferred shares, of which one (1) common share is issued and outstanding as of the date hereof, which is owned by Suncor, and no preferred shares are issued and outstanding;

E.	As of the date hereof, Suncor owns 352,902,151 COS Shares, representing approximately 73% of the issued and outstanding COS Shares;

F.

As set forth in the offer to purchase and take-over bid circular (the “Offer and Circular”) of Suncor dated October 5, 2015, as subsequently amended and varied, pursuant to which Suncor offered to purchase all of the issued and outstanding COS Shares (the “Offer”), Suncor stated that, if it took up and paid for COS Shares that represent less than 90% of the issued and outstanding COS Shares, or in certain other circumstances, Suncor intended to acquire the remainder of the COS Shares pursuant to a “Subsequent Acquisition Transaction” (as defined in the Offer and Circular) that may consist of an amalgamation involving COS and Suncor or an affiliate of Suncor for consideration per COS Share not less than, and in the same form as, the consideration paid by Suncor under the Offer (being 0.28 of a common share of Suncor for each COS Share);

G.	COS and Newco have each made disclosure to the other of their respective assets and liabilities; and

H.	It is desirable that this amalgamation be effected on the terms contained in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:

1.	Interpretation In this Agreement:

“ABCA” means the Business Corporations Act (Alberta);

“Agreement” means this amalgamation agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this amalgamation agreement;

“Amalco” means the corporation continuing as a result of the Amalgamation;

“Amalco Common Shares” means the common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A hereto, which forms an integral part hereof;

“Amalgamating Corporations” means COS and Newco;

“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta;

“Circular” means the notice of special meeting and management proxy circular of COS dated February 19, 2016 in respect of the Meeting;

“COS Shareholder” means a holder of COS Shares;

“COS Shares” means the issued and outstanding common shares in the share capital of COS;

“Depositary” means Computershare Trust Company of Canada;

“Dissenting Shareholder” means a registered COS Shareholder who, in connection with the special resolution of the COS Shareholders to approve and adopt this Agreement and the Amalgamation, has exercised the right to dissent pursuant to section 191 of the ABCA in strict compliance with the provisions thereof and who has not withdrawn the notice of the exercise of such rights as provided in section 191 of the ABCA, and in respect of which COS has not rescinded the resolution to approve and adopt this Agreement and the Amalgamation;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

“fair value”, where used in relation to a COS Share held by a Dissenting Shareholder, means fair value as determined by the Court (as defined in the ABCA) under section 191 of the ABCA or as agreed between COS (or its successor) and the Dissenting Shareholder;

“Letter of Transmittal” has the meaning set forth in the Circular;

“Meeting” means the special meeting (and any adjournments or postponements thereof) of COS Shareholders to be held on March 21, 2016 to consider the approval of the special resolution to approve and adopt this Agreement and the Amalgamation;

“Newco Common Share” means a common share in the share capital of Newco; and

“Suncor Share” means a common share in the share capital of Suncor.

Words and phrases used but not defined in this Agreement and defined in the ABCA shall have the same meaning in this Agreement as in the ABCA unless the context or subject matter otherwise requires.

2.	Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate and to continue as one corporation under the provisions of the ABCA as of the Effective Date, on the terms and conditions set out in this Agreement.

3.	Name

The name of Amalco shall be: “Suncor Energy Ventures Holding Corporation”.

4.	Registered Office

The registered office of Amalco shall be located in the City of Calgary, in the Province of Alberta at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3.

5.	Business and Powers

There shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

6.	Authorized Share Capital

The authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares and an unlimited number of preferred shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule A hereto, which forms an integral part hereof.

7.	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of three (3) and a maximum number of ten (10) directors. Subject to section 106 of the ABCA, the directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed shall not exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the shareholders.

8.	Initial Directors

There shall initially be five directors of Amalco. The first directors of Amalco shall be the persons whose names and addresses appear below:

NAME	ADDRESS	CANADIAN RESIDENT

Mel E. Benson	150 – 6 Avenue SW, Calgary, Alberta T2P 3E3	Yes

Maureen McCaw	150 – 6 Avenue SW, Calgary, Alberta T2P 3E3	Yes

Alister Cowan	150 – 6 Avenue SW, Calgary, Alberta T2P 3E3	Yes

Stephen D.L. Reynish	150 – 6 Avenue SW, Calgary, Alberta T2P 3E3	Yes

E.F.H. (Harry) Roberts	150 – 6 Avenue SW, Calgary, Alberta T2P 3E3	Yes

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

9.	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Newco. Prior to the Effective Date, a copy of such by-laws may be examined at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, at any time during regular business hours.

10.	Treatment of Shares On the Effective Date:

On the Effective Date:

(a)

subject to section 16 of this Agreement, each Dissenting Shareholder shall cease to have any rights as a COS Shareholder other than the right to be paid by COS (or its successor) the fair value in respect of the COS Shares held by such Dissenting Shareholder in accordance with the provisions of the ABCA;

(b)	each issued and outstanding COS Share (other than those COS Shares held by Dissenting Shareholders and those COS Shares held by Suncor) shall be automatically converted into 0.28 of a Suncor Share;

(c)	each issued and outstanding COS Share held by Suncor shall be automatically converted into one (1) Amalco Common Share; and

(d)

the one (1) issued and outstanding Newco Common Share shall be automatically converted into that number of Amalco Common Shares that is equal to the number of COS Shares held by all COS Shareholders, other than Suncor and the Dissenting Shareholders, immediately prior to completion of the Amalgamation.

In no event will a COS Shareholder be entitled to a fractional Suncor Share. Where the aggregate number of Suncor Shares to be issued to a registered COS Shareholder as consideration under the Amalgamation would result in a fraction of a Suncor Share being issuable, the number of Suncor Shares to be received by such registered COS Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. In calculating such fractional interests, all COS Shares registered in the name of, or beneficially held by, a registered COS Shareholder or their nominee shall be aggregated.

11.	Stated Capital Accounts

Subject to reduction to effect payments made to Dissenting Shareholders as hereinafter set forth, the aggregate stated capital accounts in the records of Amalco shall be the aggregate of the paid-up capital (as defined in the Income Tax Act (Canada)) of the Amalgamating Corporations immediately before the Amalgamation. The amount of stated capital attributable to the Amalco Common Shares shall be adjusted to reflect payments that may be made to Dissenting Shareholders.

12.	Share Certificates

(a)

On the Effective Date, the name of each registered COS Shareholder and the name of the registered holder of the Newco Common Share shall be removed from the securities registers of COS and Newco, respectively, and replaced accordingly, and share certificates evidencing COS Shares and the Newco Common Share shall cease to represent any claim upon or interest in COS or Newco, as the case may be, other than the right of the holder to receive that which is provided for in sections 10 and 16 hereof.

(b)

Upon the presentation and surrender for cancellation by each registered COS Shareholder (other than Suncor and Dissenting Shareholders) to the Depositary of the certificate(s) which immediately prior to the effective time of the Amalgamation represented such COS Shareholder’s COS Shares, together with a properly completed Letter of Transmittal and such other additional documents as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the applicable number of Suncor Shares to which such COS Shareholder is entitled in accordance with the terms of this Agreement, and the certificate representing the COS Shares so surrendered shall forthwith be cancelled. In connection with such delivery and surrender, COS Shareholders must follow the procedures described in the Circular and in the Letter of Transmittal.

(c)	On or prior to the Effective Date, Suncor will deliver to the Depositary the aggregate number of Suncor Shares to be issued in accordance with section 10 of this Agreement.

(d)

Suncor and Amalco shall cause the Depositary, as soon as practicable, and in any event within three Business Days following the later of the Effective Date and the date of deposit with the Depositary of the documentation as provided in section 12(e) below, to deliver the Suncor Shares and Amalco Common Shares to be issued to the former holders of COS Shares and the Newco Common Share, as applicable, in accordance with the provisions hereof (net of any amounts required to be withheld pursuant to section 18 hereof).

(e)

If any COS Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing COS Shares (or an affidavit of loss and bond or other indemnity pursuant to section 17 hereof), together with such other documents or instruments required for such holder to receive the applicable consideration for the COS Shares on or before the fifth anniversary of the Effective Date, such holder shall be deemed to have donated and forfeited to Amalco on such fifth anniversary any consideration (together with any dividends and distributions with respect thereto, but net of amounts required to be withheld pursuant to section 18 hereof) held by the Depositary for such holder.

13.	Effect of Amalgamation

On the Effective Date:

(a)	the amalgamation of the Amalgamating Corporations and their continuance as Amalco shall become effective;

(b)	the property of each Amalgamating Corporation continues to be the property of Amalco;

(c)	Amalco continues to be liable for the obligations of each Amalgamating Corporation;

(d)	an existing cause of action, claim or liability to prosecution is unaffected;

(e)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(f)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(g)

the articles of amalgamation for Amalco are deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation in respect of the Amalgamation shall be deemed to be the certificate of incorporation of Amalco.

14.	General Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on the other condition:

(a)

this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the ABCA and any other applicable regulatory requirements;

(b)

all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the parties hereto or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c)

Suncor shall have provided the Depositary with a sufficient number of Suncor Shares to be issued to the former COS Shareholders (other than Suncor and Dissenting Shareholders) pursuant to the Amalgamation; and

(d)

Newco and COS shall be satisfied that there are reasonable grounds for believing that at the effective time of the Amalgamation and after payment of the consideration pursuant to the Amalgamation (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities.

15.	Termination

This Agreement may, prior to the issuance of a certificate of amalgamation in respect of the Amalgamation, be terminated by the board of directors of COS or Newco notwithstanding the approval thereof by the shareholders of COS and/or Newco.

16.	Dissenting Shareholders

COS Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Common Shares or Suncor Shares, and on the Effective Date, a Dissenting Shareholder shall, subject to the ABCA and provided the Amalgamation is approved and effected in accordance with the ABCA, cease to have any rights as a COS Shareholder other than the right to be paid the fair value of the COS Shares by COS (or its successors) as determined in accordance with the ABCA. However, in the event that a COS Shareholder fails to perfect or effectively withdraws that COS Shareholder’s claim under Section 191 of the ABCA or forfeits that COS Shareholder’s right to make a claim under Section 191 of the ABCA or that COS Shareholder’s rights as a shareholder are otherwise reinstated, each COS Share held by that COS Shareholder shall thereupon be deemed to have been converted as of the Effective Date into 0.28 of a Suncor Share.

17.	Lost Share Certificates

In the event any certificate which immediately prior to the Effective Date represented COS Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the consideration to be issued to such person in accordance with such COS Shareholder’s Letter of Transmittal. When authorizing such consideration, the person to whom such consideration is to be issued shall as a condition precedent to the issuance of such consideration, give a bond satisfactory to Suncor and the Depositary (acting reasonably) in such sum as Suncor may direct, or otherwise indemnify Suncor in a manner satisfactory to Suncor, acting reasonably, against any claim that may be made against Suncor with respect to the certificate alleged to have been lost, stolen or destroyed.

18.	Withholding Rights

Amalco, Suncor (or any successors of Amalco or Suncor) and/or the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any COS Shareholder or the holder of the Newco Common Share, pursuant to the Amalgamation or in connection with any related transaction, such amounts as Amalco or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the COS Shareholder or the holder of the Newco Common Share in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

19.	Representations and Warranties

COS represents and warrants to Suncor, Newco and Holdco that:

(a)

COS is duly organized under the ABCA and validly exists as a corporation under the laws of Alberta and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted;

(b)	the board of directors of COS has duly authorized the execution and delivery of this Agreement by COS;

(c)	COS has the corporate power and authority to enter into this Agreement;

(d)

the execution of this Agreement does not, and the amalgamation of COS and Newco will not, result in a breach of or violate any term or provision of the articles or the by-laws of COS or of any agreement to which COS is a party and by which it is bound, except as has been disclosed to Suncor, Newco and Holdco;

(e)

COS is authorized to issue an unlimited number of COS Shares and up to a maximum of 10,000,000 preferred shares, issuable in series, of which 484,614,325 COS Shares are issued and outstanding and no preferred shares are issued and outstanding as of the date hereof; and

(f)

as of the date hereof, there are reasonable grounds for believing that (i) COS is, and Amalco will be, able to pay their liabilities as they become due, (ii) the realizable value of COS’s assets are not, and Amalco’s assets will not be, less than the aggregate of their liabilities and stated capital of all classes, and (iii) no creditor of COS will be prejudiced by the Amalgamation.

Each of Suncor, Newco and Holdco represents and warrants to COS that:

(a)

each of Suncor, Newco and Holdco is duly incorporated and validly exists as a corporation under the laws of Alberta, in the case of Newco and Holdco, and Canada, in the case of Suncor, and Newco and Holdco to date have not carried on any business;

(b)	the boards of directors of Suncor, Newco and Holdco have duly authorized the execution and delivery of this Agreement by Suncor, Newco and Holdco, respectively;

(c)	each of Suncor, Newco and Holdco has the corporate power and authority to enter into this Agreement;

(d)

the execution of this Agreement does not, and the amalgamation of COS and Newco will not, result in a breach of or violate any term or provision of the articles or the by-laws of Suncor, Newco or Holdco or of any agreement to which Suncor, Newco or Holdco is a party and by which it is bound, except as has been disclosed to COS;

(e)	Newco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, of which one (1) common share is issued and outstanding as of the date hereof, which is owned by Holdco, and no preferred shares are issued and outstanding;

(f)

Holdco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, of which one (1) common share is issued and outstanding as of the date hereof, which is owned by Suncor, and no preferred shares are issued and outstanding;

(g)

Suncor has full power and authority to issue the Suncor Shares to be issued in connection with the Amalgamation, such Suncor Shares have been duly allotted and reserved for issuance, and upon completion of the Amalgamation such Suncor Shares will be duly and validly issued as fully paid and non-assessable Suncor Shares;

(h)

Holdco, in its capacity as sole shareholder of Newco, has duly executed a written resolution approving and adopting this Agreement and the Amalgamation, and Suncor, as the legal and beneficial owner of approximately 73% of the COS Shares as of the date hereof, will take all steps necessary to cause such COS Shares to be voted at the Meeting in favour of the resolution to approve and adopt this Agreement and the Arrangement; and

(i)

as of the date hereof, there are reasonable grounds for believing that (i) each of Suncor, Newco and Holdco is and Amalco will be able to pay their liabilities as they become due, (ii) the realizable value of each of Suncor’s, Newco’s and Holdco’s assets are not, and Amalco’s assets will not be, less than the aggregate of their respective liabilities and stated capital of all classes, and (iii) no creditor of Newco will be prejudiced by the Amalgamation.

20.	Filing of Documents

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement and the Amalgamation in accordance with the ABCA and applicable regulatory requirements and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the ABCA the articles of amalgamation and such other documents as may be required in order to effect the Amalgamation.

21.	Further Assurances

Each of the parties hereto shall execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this Agreement. Without limiting the generality of the foregoing, COS shall call and hold the Meeting for the purposes of COS Shareholders considering and, if deemed appropriate, approving and adopting this Agreement and the Amalgamation.

22.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each of the parties to this Agreement hereby attorn to the jurisdiction of the courts in Alberta.

23.	Enurement

This Agreement will be binding upon and enure to the benefit of each of the parties hereto and their respective successors and assigns.

24.	Amendment

This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(c)

waive compliance with or modify any other conditions precedent contained herein; provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the shareholders of COS and Newco for their COS Shares or Newco Common Share, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

25.	Covenants of Newco and COS

Newco and COS agree to conduct their business such that at the Effective Date there are reasonable grounds to believe that Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.

26.	Entire Agreement

This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

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27.	Execution and Counterparts

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF the parties have executed this Agreement.

CANADIAN OIL SANDS LIMITED		1950456 ALBERTA LTD.

By:	(signed) “Alexander (Sandy) Martin”	By:	(signed) “Alexander (Sandy) Martin”
	Authorized Signatory		Authorized Signatory

SUNCOR ENERGY INC.		SUNCOR ENERGY VENTURES CORPORATION

By:	(signed) “Alister Cowan”	By:	(signed) “Alexander (Sandy) Martin”
	Authorized Signatory		Authorized Signatory

SCHEDULE A

pertaining to the share capital of

the corporation resulting from the amalgamation of

Canadian Oil Sands Limited and 1950456 Alberta Ltd.

(the “Corporation”)

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The rights, privileges, restrictions and conditions attaching to the common shares and preferred shares shall be as follows:

A.	COMMON SHARES

1.	Dividends

1.1      The holders of the common shares shall be entitled to receive dividends on such common shares and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of assets properly applicable to the payment of dividends on such shares, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.	Dissolution

2.1      In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, after payment on the preferred shares as indicated in B.2.1 below, the holders of the common shares shall be entitled to share equally in the remaining property and assets of the Corporation.

3.	Priority

3.1      The holders of the common shares shall, subject to the prior rights, privileges, restrictions and conditions attaching to the preferred shares, be entitled to receive dividends and to receive in the event of dissolution or winding up of the Corporation or other distribution of assets of the Corporation, the remaining property of the Corporation.

4.	Voting Rights

The holders of common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and at all such meetings shall be entitled to one vote in respect of each common share held by such holder.

B.	PREFERRED SHARES

1.	Dividends

1.1      The holders of the preferred shares shall be entitled to receive dividends on such preferred shares and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of assets properly applicable to the payment of dividends on such shares, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the preferred shares shall be declared and paid in equal amounts per share on all preferred shares at the time outstanding.

2.	Dissolution

2.1      In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive from the assets and property of the Corporation for each preferred share held by them respectively, the sum of one cent per share before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any common shares.

2.2      After payment to the holders of the preferred shares of the amount so payable to them as above provided, the holders of the preferred shares and the holders of the common shares shall be entitled to share equally, on a share-for-share basis, in the remaining property and assets of the Corporation.

3.	Redemption at the Option of the Holders of the Preferred Shares

3.1      Subject to applicable law, each holder of preferred shares shall be entitled at any time and from time to time to require the Corporation to redeem all or any part of the preferred shares registered in the name if such holder by payment for each share to be redeemed at the same price at which such preferred share was issued (the “Redemption Price”). As soon as practicable following receipt of redemption notice, the Corporation shall pay or cause to be paid to or to the order of the registered holder of the preferred shares to be redeemed the Redemption Price thereof. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

4.	Voting Rights

Except as otherwise provided by law, the holders of preferred shares shall not be entitled to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation.

APPENDIX C

SECTION 191 OF THE ABCA

Shareholder’s right to dissent

191(1)      Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)            A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)            In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)            A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)            A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)            An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)            If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)            Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)              Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)           A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)           A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)           In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)           On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)           On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)           Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)           Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)           The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)           If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)           Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)           A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX D

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE SUNCOR SHARES

SCHEDULE A – SHARE TERMS

1.	SUNCOR SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Suncor (the “Suncor Shares”) are as follows:

1.1	Voting

Holders of Suncor Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Suncor and shall be entitled to one vote in respect of each Suncor Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Suncor Shares who are entitled to vote separately as a class or series at such meeting.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Suncor ranking in priority to or ratably with the Suncor Shares, holders of Suncor Shares shall be entitled to receive dividends if, as and when declared by the directors of Suncor out of the assets of Suncor properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Suncor may from time to time determine.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of Suncor or any other distribution of the property or assets of Suncor among its shareholders for the purpose of winding up its affairs, holders of Suncor Shares shall, subject to the rights of the holders of any other class of shares of Suncor entitled to receive the property or assets of Suncor upon such a liquidation, dissolution, winding up or other distribution in priority to or ratably with holders of Suncor Shares, be entitled to receive the remaining property and assets of Suncor.

2.	SENIOR PREFERRED SHARES

The Senior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1	Directors’ Right to Issue in One or More Series

The Senior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Suncor shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Senior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Canada Business Corporations Act (the “Act”)) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Suncor.

2.2	Ranking of the Senior Preferred Shares

The Senior Preferred Shares of each series shall rank on a parity with the Senior Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Junior Preferred Shares and the Suncor Shares of Suncor and over any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Suncor, whether voluntary or involuntary, or any other distribution of the assets of Suncor among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Senior Preferred Shares, the Senior Preferred Shares of all series shall participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Senior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Senior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class over the Junior Preferred Shares and the Suncor Shares of Suncor and over any other shares ranking junior to the Senior Preferred Shares as may be determined in the case of such series of Senior Preferred Shares.

2.3	Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Senior Preferred Shares that such series is entitled to vote, the holders of the Senior Preferred Spares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Suncor.

2.4	Amendment with Approval of Holders of Senior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Senior Preferred Shares given as hereinafter specified.

2.5	Approval of Holders of the Senior Preferred Shares

The approval of the holders of the Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Senior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Senior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Senior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Suncor with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Senior Preferred Shares, each holder of Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Senior Preferred Share held.

3.	JUNIOR PREFERRED SHARES

The Junior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1	Directors’ Right to Issue in One or More Series

The Junior Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Suncor shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Junior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Act) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Suncor.

3.2    Ranking of the Junior Preferred Shares

The Junior Preferred Shares of each series shall rank on a parity with the Junior Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the Senior Preferred Shares, be entitled to a preference over the Suncor Shares of Suncor and over any other shares ranking junior to the Junior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Suncor, whether voluntary or involuntary, or any other distribution of the assets of Suncor among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Junior Preferred Shares, the Junior Preferred Shares of all series shall participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Junior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Junior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class over the Suncor Shares of Suncor and over any other shares ranking junior to the Junior Preferred Shares as may be determined in the case of such series of Junior Preferred Shares.

3.3	Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Junior Preferred Shares that such series is entitled to vote, the holders of the Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Suncor.

3.4	Amendment with Approval of Holders of Junior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Junior Preferred Shares given as hereinafter specified.

3.5	Approval of Holders of the Junior Preferred Shares

The approval of the holders of the Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Junior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Suncor with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Junior Preferred Shares, each holder of Junior Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Junior Preferred Share held.

4.	INTERPRETATION

In this Schedule A, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

SCHEDULE B – OWNERSHIP AND VOTING RESTRICTIONS

1.	Interpretation

1.1       In this Schedule B, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act and:

“directors’ determination” and similar expressions mean a determination made by the directors of Suncor in accordance with section 10;

“excess voting shares” means voting shares held, beneficially owned or controlled in contravention of the individual share constraint;

“individual share constraint” has the meaning set forth in subsection 2.1;

“principal stock exchange” means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of Suncor;

“sell-down notice” has the meaning set forth in subsection 3.1;

“shareholder default” has the meaning set forth in paragraph 3.1(d);

“shareholder’s declaration” means a declaration made in accordance with section 11; and

“suspension” has the meaning set forth in subsection 4.1 and “suspend”, “suspended” and similar expressions have corresponding meanings.

1.2       The provisions of subsections 9(3) to 9(8) of the Petro-Canada Public Participation Act, as amended from time to time, are deemed to be incorporated in this Schedule B. Any provision of this Schedule B that may be read in a manner that is inconsistent with the Petro-Canada Public Participation Act shall be read so as to be consistent therewith.

1.3       For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 9(5)(g) of the Petro-Canada Public Participation Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4       For the purposes of this Schedule B:

(a)

where voting shares of Suncor are held, beneficially owned or controlled by two or more persons jointly, the number of voting shares held, beneficially owned or controlled by each such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons; and ·

(b)	references to shares “of” a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5       In this Schedule B, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2.	Individual Share Constraint

2.1       No person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than twenty per cent (20%) of the votes that may ordinarily be cast to elect directors of Suncor, other than votes that may be so cast by or on behalf of the Minister. (The foregoing prohibition is referred to in this Schedule B as the “individual share constraint”.)

2.2       In the event that it appears from the central securities register of Suncor that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)	Suncor shall not accept any subscription for voting shares from that person or any associate of that person;

(b)	Suncor shall not issue any voting shares to that person or any associate of that person; and

(c)	Suncor shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person.

2.3       In the event of a directors’ determination that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)	Suncor shall not accept any subscription for voting shares from that person or any associate of that person;

(b)	Suncor shall not issue any voting shares to that person or any associate of that person;

(c)	Suncor shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person;

(d)	no person may, in person or by proxy, exercise the right to vote any of the voting shares of that person or of any associate of that person;

(e)	subject to subsection 9.1, Suncor shall not declare or pay any dividend, and or make any other distribution:

(i)	on any of the excess voting shares of that person or of any associate of that person; or

(ii)

if the directors of Suncor determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person;

and any entitlement to such dividend or other distribution shall be forfeited; and

(f)	Suncor shall send a sell-down notice to the registered holder of the voting shares of that person and of each associate of that person.

2.4       In the event that it appears from the central securities register of Suncor that, or in the event, of a directors’ determination that, any person, together with the associates of that person, after any proposed subscription, issue or transfer of voting shares, would be in contravention of the individual share constraint, Suncor shall not:

(a)	accept the proposed subscription for voting shares from;

(b)	issue the proposed voting shares to; or

(c)	register or otherwise recognize the proposed transfer of any voting shares to;

that person or any associate of that person.

2.5       In the event of a directors’ determination that during any period any person, together with the associates of that person, was in contravention of the individual share constraint, the directors of Suncor may also determine that:

(a)	any votes cast, in person or by proxy, during that period in respect of the voting shares of that person or of any associate of that person shall be disqualified and deemed not to have been cast; and

(b)

subject to subsection 9.1, each of that person and the associates of that person is liable to Suncor to restore to Suncor the amount of any dividend paid or distribution received during that period on:

(i)	the excess voting shares of that person and of each associate of that person; or

(ii)

if the directors of Suncor determine that the contravention of the individual share constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person.

3.	Sell-Down Notice

3.1       Any notice (a “sell-down notice”) required to be sent to a registered holder of voting shares pursuant to paragraph 2.3(f):

(a)

shall specify in reasonable detail the nature of the contravention of the individual share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b)	shall request an initial or further shareholder’s declaration;

(c)	shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of; and

(d)	shall state that unless the registered holder either:

(i)

sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the individual share constraint and provides to Suncor, in addition to the shareholder’s declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Suncor of such sale or other disposition; or

(ii)

provides to Suncor, in addition to the shareholder’s declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Suncor that no such sale or other disposition of excess voting shares is required;

such default (a “shareholder default”) shall result in the consequence of suspension pursuant to section 4 and may result in the consequence of sale in accordance with section 5 or redemption in accordance with section 6, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

3.2       In the event that, following the sending of a sell-down notice, written evidence is submitted to Suncor for purposes of subparagraph 3.1(d)(ii), Suncor shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied Suncor that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied Suncor, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied Suncor, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 3.1(c) and (d). In either case, the 45 day period referred to in paragraph 3.1(c) shall be automatically extended to the end of the 10 day period referred to in this section 3.2 if such 10 day period extends beyond such 45 day period.

4.	Suspension

4.1       In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a)	all of the voting shares of the registered holder shall be deemed to be struck from the securities register of Suncor;

(b)	no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c)

subject to subsection 9.1, Suncor shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d)	Suncor shall not send any form of proxy, information circular or financial statements of Suncor or any other communication from Suncor to any person in respect of such voting shares; and

(e)	no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule B as a “suspension”.) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of Suncor on a basis that does not result in contravention of the individual share constraint.

4.2       The directors of Suncor shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of Suncor for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the individual share constraint. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to subsection 9.1, shall have no retroactive effect.

5.	Sale

5.1       In the event of a shareholder default in respect of any registered holder of voting shares, Suncor may elect by directors’ determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 5 and section 7.

5.2       Suncor may sell any excess voting shares in accordance with this section 5:

(a)	on the principal stock exchange; or

(b)	if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of Suncor shall determine; or

(c)	if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of Suncor shall determine.

5.3       The net proceeds of sale of excess voting shares sold in accordance with this section 5 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

5.4       For all purposes of a sale of excess voting shares in accordance with this section, Suncor is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

6.	Redemption

6.1       In the event of a shareholder default in respect of any registered holder of voting shares and in the event that the directors of Suncor determine either that Suncor has used reasonable efforts to sell excess voting shares in accordance with section 5 but that such sale is impracticable or that it is likely that such sale would have material adverse consequences to Suncor or the holders of voting shares, Suncor may elect by directors’ determination, subject to applicable law, to redeem the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2       The redemption price paid by Suncor to redeem any excess voting shares in accordance with this section 6 shall be:

(a)

the average of the closing prices per share of the voting shares on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of voting shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the directors of Suncor shall determine) over the last 10 trading days on which at least one board lot of voting shares has traded on the principal stock exchange (or such other stock exchange or such other organized market) in the period ending on the trading day immediately preceding the redemption date; or

(b)	if the requisite trading of voting shares has not occurred on any stock exchange or other organized market, on such basis as the directors of Suncor shall determine.

7.	Procedures Relating to Sale and Redemption

7.1       In the event of any sale or redemption of excess voting shares in accordance with section 5 or 6, respectively, Suncor shall deposit an amount equal to the amount of the net proceeds of sale or the redemption price, respectively, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of Suncor.

7.2       From and after any deposit made pursuant to subsection 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold or redeemed, other than the right, to receive the funds so deposited on presentation and surrender of the certificate or certificates representing the excess voting shares sold or redeemed.

7.3       If a part only of the voting shares represented by any certificate is sold or redeemed in accordance with section 5 or 6, respectively, Suncor shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4       So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to subsection 7.1, Suncor shall send a notice to the registered holder of the excess voting shares sold or redeemed and the notice shall state:

(a)	that a specified number of voting shares has been sold or redeemed, as the case may be;

(b)	the amount of the net proceeds of sale or the redemption price, respectively;

(c)	the name and address of the bank or trust company at which Suncor has made the deposit of the net proceeds of sale or the redemption price, respectively; and

(d)	all other relevant particulars of the sale or redemption, respectively.

7.5       For greater certainty, Suncor may sell or redeem excess voting shares in accordance with section 5 or 6, respectively, despite the fact that Suncor does not possess the certificate or certificates representing the excess voting shares at the time of the sale or redemption. If, in accordance with section 5, Suncor sells excess voting shares without possession of the certificate or certificates representing the excess voting shares, Suncor shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. If, in accordance with section 5 or section 6, Suncor sells or redeems excess voting shares without possession of the certificate or certificates representing the excess voting shares and, after the sale or redemption, a person establishes that it is a bona fide purchaser of the excess voting shares sold or redeemed, then, subject to applicable law:

(a)

the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by Suncor, as the case may be, validly issued and outstanding voting shares in addition to the excess voting shares sold or redeemed; and

(b)

notwithstanding subsection 7.2, Suncor is entitled to the deposit made pursuant to subsection 7.1 and, in the case of a sale in accordance with section 5, shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8.	Exceptions

8.1       Notwithstanding section 2, the individual share constraint does not apply in respect of voting shares of Suncor that are held:

(a)	by the Minister in trust for Her Majesty in right of Canada;

(b)	by one or more underwriters solely for the purpose of distributing the voting shares to the public; or

(c)

by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both.

9.	Saving Provisions

9.1       Notwithstanding any other provision of this Schedule B:

(a)

the directors of Suncor may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Schedule B where the contravention of the individual share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(b)

where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors’ determination of a contravention of the individual share constraint, or where the amount of a dividend or any other distribution has been restored to Suncor pursuant to paragraph 2.5(b) as a result of a directors’ determination of a contravention of the individual share constraint, the directors of Suncor shall declare and pay the dividend, make the distribution, or refund the restored amount, respectively, if they subsequently determine that no such contravention occurred.

9.2       In the event that Suncor suspends or redeems voting shares in accordance with section 4 or 6, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the individual share constraint are, after such action, in contravention, then, notwithstanding any other provision of this Schedule B, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the individual share constraint.

9.3       Notwithstanding any other provision of this Schedule B, a contravention of the individual share constraint shall have no consequences except those that are expressly provided for in this Schedule B. For greater certainty but without limiting the generality of the foregoing:

(a)	no transfer, issue or ownership of, and no title to, voting shares;

(b)	no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under paragraph 2.5(a)); and

(c)	no act of Suncor, including any transfer of property to or by Suncor;

shall be invalid or otherwise affected by any contravention of the individual share constraint.

10.	Directors’ Determinations

10.1     The directors of Suncor shall have the sole right and authority to administer the provisions of this Schedule B and to make any determination required or contemplated hereunder. In so acting, the directors of Suncor shall enjoy, in addition to the powers set forth in this Schedule B, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of this Schedule B. The directors of Suncor shall make on a timely basis all determinations necessary for the administration of the provisions of this Schedule B and, without limiting the generality of the foregoing, if the directors of Suncor consider that there are reasonable grounds for believing that a contravention of the individual share constraint has occurred or will occur, the directors shall make a determination with respect to the matter: Any directors’ determination that is not inconsistent with the Petro-Canada Public Participation Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors’ determination. Notwithstanding the foregoing, the directors of Suncor may delegate, in whole or in part:

(a)	their power to make a directors’ determination in respect of any particular matter to a committee of the board of directors; and

(b)	any of their other powers under this Schedule B in accordance with subsection 115(3) or paragraph 121(a) of the Canada Business Corporations Act.

10.2     The directors of Suncor shall make any directors’ determination contemplated by section 2:

(a)	after the relevant shareholder’s declarations have been requested and received by Suncor, only:

(i)	on a basis consistent with those shareholder’s declarations; or

(ii)

if the directors of Suncor are of the opinion that the shareholder’s declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(b)

whether or not any shareholder’s declaration has been requested or received by Suncor, only if the directors of Suncor believe and have reasonable grounds for believing that they have sufficient information to make the directors’ determination, that the consequences of the directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

10.3     In administering the provisions of this Schedule B, including, without limitation, in making any directors’ determination in accordance with subsection 10.2 or otherwise, the directors of Suncor may rely on any information on which the directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the directors of Suncor may rely upon any shareholder’s declaration, the securities register of Suncor, the knowledge of any director, officer or employee of Suncor or any advisor to Suncor and the opinion of counsel to Suncor.

10.4     In administering the provisions of this Schedule B, including, without limitation, in making any directors’ determination, the directors shall act honestly and in good faith. Provided that the directors of Suncor so act, they shall not be liable to Suncor and neither they nor Suncor shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Schedule B. To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of Suncor under these provisions, this subsection 10.4 applies mutatis mutandis.

10.5     Any directors’ determination required or contemplated by this Schedule B shall be expressed and conclusively evidenced by a resolution duly adopted.

11.	Shareholder’s Declarations

11.1     For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule B, the directors of Suncor may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with Suncor or its registrar and transfer agent a completed shareholder’s declaration. The directors of Suncor shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

11.2     A shareholder’s declaration shall be in the form from time to time determined by the directors of Suncor pursuant to subsection 11.1 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(a)	whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities; and

(b)

whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in Suncor.

SCHEDULE C - OTHER RESTRICTIONS

1.	INTERPRETATION

1.1       In this Schedule C, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

2.	HEAD OFFICE

2.1       The head office of Suncor shall be situated in Calgary, Alberta.

3.	RESTRICTION ON SALE OF ASSETS

3.1       Suncor shall not sell, transfer or otherwise dispose of, whether by one transaction or event or several related transactions or events, all or substantially all of its assets to any one person or group of associated persons or to non-residents, otherwise than by way of security only in connection with the financing of Suncor.

4.	USE OF OFFICIAL LANGUAGES BY THE PUBLIC

4.1       Suncor shall ensure that any member of the public can, in either official language, communicate with and obtain available services from:

(a)	the head office of Suncor; and

(b)

any of the other offices or facilities of Suncor and any office or facility of any of the wholly-owned subsidiaries of Suncor, where Suncor determines that there is significant demand for communications with and services from that office or facility in the language.

4.2       Suncor shall adopt from time to time policies describing the manner in which Suncor will fulfill the requirements of section 4.1.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Notice of Special Meeting of Shareholders, dated February 19, 2016 (included in Part I of this registration statement).

1.2	Form of Proxy accompanying the Circular.

1.3	Letter of Transmittal, dated February 19, 2016.

2.1	Amalgamation Agreement, dated February 19, 2016, among Canadian Oil Sands Limited, 1950456 Alberta Ltd., Suncor Energy Ventures Corporation and Suncor Energy Inc. (included in Appendix B to the Circular included in Part I of this registration statement).

2.2	Support Agreement, dated January 17, 2016, between Suncor Energy Inc. and Canadian Oil Sands Limited (incorporated herein by reference to Exhibit 2.1 to Suncor Energy Inc.’s Registration Statement on Form F-80 (Commission File No. 333-209087) filed with the Commission on January 22, 2016).

3.1	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”).

3.2	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated herein by reference to Exhibit 99.2 to the Form 40-F).

3.3	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated herein by reference to the Form 40-F).

3.4	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (incorporated herein by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on October 29, 2015 (the “September 30 Form 6-K”)).

3.6	Management’s discussion and analysis for the three and nine month periods ended September 30, 2015, dated October 28, 2015 (incorporated herein by reference to Exhibit 99.2 to the September 30 Form 6-K).

3.7	Report to Shareholders for the period ended December 31, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on February 4, 2016).

4.1	Consent of GLJ Petroleum Consultants Ltd.

4.2	Consent of Sproule Associates Limited, Sproule Unconventional Limited, and Sproule International Limited.

4.3	Consent of PricewaterhouseCoopers LLP.

4.4	Consent of Blake, Cassels & Graydon LLP.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 22nd day of February, 2016.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Steven W. Williams, Janice B. Odegaard and Alister Cowan as the undersigned’s true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements related to this registration statement necessary to register additional securities, any and all exhibits to any of the foregoing, and any and all other documents in connection with any of the foregoing, to attest the seal of the Corporation on any of the foregoing and to file any of the same with the Securities and Exchange Commission, and granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

President, Chief Executive Officer and Director
/s/ Steven W. Williams	(Principal Executive Officer)
Steven W. Williams February 22, 2016

Executive Vice President and Chief Financial Officer
/s/ Alister Cowan	(Principal Financial and Accounting Officer)
Alister Cowan February 22, 2016

/s/ James W. Simpson	Chair of the Board of Directors
James W. Simpson February 22, 2016

/s/ Mel E. Benson	Director
Mel E. Benson February 22, 2016

/s/ Jacynthe Côté	Director
Jacynthe Côté February 22, 2016

/s/ Dominic D’Alessandro	Director
Dominic D’Alessandro February 22, 2016

/s/ W. Douglas Ford	Director
W. Douglas Ford February 22, 2016

/s/ John D. Gass	Director
John D. Gass February 22, 2016

/s/ John R. Huff	Director
John R. Huff February 22, 2016

/s/ Maureen McCaw	Director
Maureen McCaw February 22, 2016

/s/ Michael W. O’Brien	Director
Michael W. O’Brien February 22, 2016

/s/ Eira M. Thomas	Director
Eira M. Thomas February 22, 2016

/s/ Michael M. Wilson	Director
Michael M. Wilson February 22, 2016

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this 22nd day of February, 2016.

SUNCOR ENERGY (U.S.A.) INC.	Authorized Representative in the United States
By: /s/ Shawn Poirier

Name: Shawn Poirier
Title: Assistant Secretary